Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of _____August _________ 2004

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


Press Release dated August 6, 2004 of the Second Quarter Results

______________________________________________________________________________

August 6, 2004

    TELUS Reports Second Quarter Results

    Strong wireless performance drives significant growth

    VANCOUVER, Aug. 6 /CNW/ - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reported for the second quarter of 2004 outstanding wireless performance at TELUS Mobility and a significant increase in net income and free cash flow. Operating revenues of $1.9 billion in the quarter increased 5% from a year ago and operating earnings (EBITDA) were up 10%. Reported earnings per share (EPS) for the second quarter were 48 cents, up 129% compared to 21 cents for the same period a year ago. A positive tax savings impact contributed 13 cents to EPS in the second quarter. Free cash flow was $230 million during the quarter, a $164 million improvement from a year ago.


    FINANCIAL HIGHLIGHTS
    -------------------------------------------------------------------------
    C$ in millions, except per share amounts

                                            3 months ended
                                                June 30
unaudited)                           	2004            2003          % Change
------------------------------------------------------------------------------

    Operating revenues                   1,865.6       1,773.3          5.2
    EBITDA(1)                              784.8         716.5          9.5
    Net income                             172.3          73.0          136
    Earnings per share (EPS),
     basic and diluted                      0.48          0.21          129
    Capital expenditures                   346.1         305.5           13
    Cash provided by operating activities  489.0         469.6          4.1
    Free cash flow(2)                      229.5          65.5          250

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs.
    (2) For definition, see note 2 of the Consolidated highlights table in management's discussion and analysis.

    Darren Entwistle, president and CEO, noted "the second quarter results further validate our national growth strategy as TELUS Mobility revenue and EBITDA increased 20% and 42%, respectively, which drove strong consolidated revenue, earnings and free cash flow growth despite the continued revenue softness characteristic of the wireline sector. Our outstanding bid for Microcell Telecommunications is consistent with a further evolution of this growth strategy and our desire to be more competitive in the Quebec and Ontario region. I am pleased to note that on a relative basis, TELUS continues to produce some of the best profitability and cash flow growth rates amongst telecom companies measured on a global basis."

    Robert McFarlane, executive vice president and CFO, stated "this second quarter was notable for continued strong operational and financial performance of TELUS Mobility, as well as favourable tax and related interest settlements of 13 cents, which together more than offset reduced profitability in our wireline Communications segment. Even after adjusting for the positive tax impact, as well as share compensation expense not recorded last year, adjusted EPS this quarter would have been 36 cents as compared to 21 cents representing a 71% increase. Also notable was the generation of significant free cash flow, which more than tripled to $230 million despite the usual large semi annual debt interest payments made in the second quarter. With $673 million of free cash flow generated in the first six months, TELUS is on track to generate over $1.1 billion of cash flow this year and continues to de-leverage ahead of plan. Based on these strong mid-year results, the Company is making mostly positive adjustments to 2004 full year guidance including increased revenue and EBITDA for TELUS Mobility, higher consolidated EBITDA, capital spending, free cash flow and EPS."


    OPERATING HIGHLIGHTS
    TELUS Mobility
    Material Cash flow improvement driven by 42% EBITDA growth
    - revenues grew by $113 million or 20% to $677 million in the second quarter of 2004, when compared with the same period in 2003
    - EBITDA increased by $85 million or 42% to $286 million, representing a Network revenue flow through of 86%
    - EBITDA margin expanded by 7.6 points to 46% of Network revenue (42% of total revenue)
    - ARPU (average revenue per subscriber unit) increased by $3 to $59, representing a sixth consecutive quarter of year over year increases
    -  cost of acquisition ("Acquisition COA") improved to $381 from $428.
    - net subscriber additions were 113,700 or 11% higher than the second quarter of 2003. Notably, higher revenue-generating postpaid subscriber net additions of 103,600 increased by 28%, representing a fourth successive quarter of positive growth.
    - blended monthly churn remained steady at 1.3% when compared to the same quarter a year ago, and down from 1.5% in the previous quarter. Notably, postpaid churn was 1.0% in the quarter.
    - cash flow (EBITDA less capital expenditures) increased by $85 million or 69% to a TELUS Mobility record $208 million


    TELUS Communications
    Results impacted by revenue softness, partially offset by operational efficiencies
    - revenues decreased by $20 million or 1.7% in the second quarter of 2004, when compared with the same period in 2003.
    - Operations expenses decreased by $2 million. Increased expenses, including costs associated with a new partnership and higher volumes relating to help desk services were more than offset by Operational Efficiency Program Savings of $27 million
    - EBITDA decreased by $17 million or 3.2% as lower revenues were only partly offset by lower operations expenses and lower restructuring charges
    - high-speed Internet net additions of 19,100, bringing TELUS' total high-speed Internet subscriber base to 624,300, a 33% increase over the year-ago period
    - network access lines of 4.8 million, declined 60,000 or 1.2% from the same quarter a year ago
    - cash flow (EBITDA less capital expenditures) decreased by 20% or $57 million to $231 million in the second quarter of 2004, when compared with the same period in 2003, primarily due to lower revenues and increased capital expenditures largely in support of new advanced service offerings


    CORPORATE DEVELOPMENTS

    George Cope renews commitment to TELUS

    TELUS recently renewed the executive employment agreement of George Cope as President and CEO of TELUS Mobility for an additional three years until December 31, 2007. In continuing in this leadership role, George guides TELUS Mobility's continued strategy of enhancing our leadership position in the North American wireless industry.

    TELUS announces takeover bid for Microcell Telecommunications Inc.

    On May 13th, TELUS announced an all-cash takeover bid to purchase all of the issued and outstanding publicly traded shares (TSX: MT.A, MT.B) and warrants (TSX: MT.WT.A, MT.WT.B) of Microcell Telecommunications Inc. The cash offer prices are Cdn$29.00 for each Class A Share, Cdn$29.00 for each Class B Share, Cdn$9.67 for each Warrant 2005 and Cdn$8.89 for each Warrant 2008. The total equity value of the transaction is approximately Cdn$1.1 billion. TELUS intends to fund the transaction from available cash on hand, from the proceeds of the sale of accounts receivable under a securitization program and drawdowns from existing credit facilities, which may include the fully underwritten commitment from the Royal Bank of Canada to provide an additional $500 million 364-day credit facility available for general corporate purposes.
    The TELUS bid to acquire Microcell is consistent with the company's strategy to focus on the growth markets of wireless, IP and data and would increase the speed at which the company can enhance its position, particularly in Quebec and Ontario given the location of Microcell's customer base. It is also consistent with the ongoing North American consolidation in the scale-driven wireless business. TELUS has a proven track record of post-acquisition integration. This transaction, if completed, is expected to provide TELUS with financial benefits, including tax, capital, and operating synergies.
    A successful bid would provide an attractive return to Microcell security holders, and allow TELUS to offer Microcell clients the unsurpassed national coverage, exceptional client care and leading products and services that have consistently facilitated TELUS Mobility's North American leading performance across a number of indicators.
    Certain conditions of the bid remain outstanding, including approvals under the Competition Act and from Industry Canada. Accordingly, TELUS extended the bid for Microcell securities on June 22nd and again on July 22nd and the offers are set to expire on August 20, 2004. See the more detailed information on the Microcell bid in Management's discussion and analysis - August 3, 2004 in section 1. Core business, vision and strategy, under Strategic imperatives.

    TELUS Mobility ranked as North America's No. 1 wireless carrier

    TELUS Mobility's focus on client care has led to one of the lowest churn rates in the global wireless industry. That high client satisfaction, along with excellent subscriber growth, average revenue per subscriber, free cash flow per subscriber and low cost of acquisition earned TELUS Mobility recognition by independent analyst N. Moore Capital, Ltd. of New York as the number-one wireless carrier in North America.

    TELUS expands IP leadership with second release of IP-One

    In June, TELUS announced the second release of IP-One, available to business customers in 24 cities covering the majority of Ontario and Quebec. IP-One Release 2.0 features new capabilities including single converged network circuits supporting the 'triple play' of voice, data and Internet.
    IP-One offers converged network services that allow TELUS to provide one network connection for voice, Internet and WAN services. "Smart IP connection" allows customers to reduce operational expenses by eliminating the costs associated with installing, managing and supporting three separate network connections.
    Commercially launched in November 2003, IP-One was the first carrier grade hosted and managed IP telephony service in Canada. TELUS IP-One customers include leading corporations from the high tech, travel, and professional services sectors like Jetsgo, Borland Software, RSM Richter, and recently SUN Microsystems Canada.

    TELUS launches wireless home networking solution

    TELUS launched in May an integrated home networking solution for customers wanting a simple, wireless way to connect multiple computers to their high speed Internet connection. The TELUS wireless home networking solution provides residential high speed Internet customers in British Columbia and Alberta with improved security, access to 24/7 technical support and enhanced Internet access speeds of up to 2.5 mega bits per second.
    The TELUS wireless Home Networking kit provides all the requirements to set up a home network. A three-in-one wireless network device functions as a high-speed modem, four-port router and wireless access point. The service is an additional $8.00 per month on existing residential high-speed Internet plans, plus the cost of the TELUS wireless Home Networking kit.

    TELUS Mobility enhances products and services

    In June, TELUS Mobility introduced the Motorola i830, the smallest phone ever available on the company's all-in-one Mike network. The Motorola i830 features Mike's Direct Connect walkie-talkie service, which operates across Canada and the United States on TELUS Mobility's Mike and Nextel Communication's all-digital networks. Features of the i830 include a high-resolution colour screen, Java software capability and an integrated global positioning system (GPS) receiver.
    GPS capability also features prominently in TELUS Mobility's new lineup of wireless data modems, the largest offering of such rugged wireless data devices in Canada. All six models operate on TELUS Mobility's national 1X wireless data network and are aimed at vertical applications, such as oil and gas, field services, utilities, transportation and public safety, that require wireless data communications capability.
    TELUS Mobility continues to ramp up its international capabilities with new products and services, including the launch of global international text messaging capability in July. TELUS Mobility clients can keep in touch quickly and economically with colleagues, friends and family in more than 25 countries around the world, including Australia, Brazil, China, Dominican Republic, Germany, Greece, Hong Kong, India, Ireland, Italy, Japan, Mexico, Netherlands, New Zealand, Panama, Philippines, Portugal, Puerto Rico, Spain, Sweden, United Kingdom and Venezuela.
    TELUS Mobility provides unsurpassed digital wireless coverage across Canada, and continuously seeks to provide its Mike and PCS clients with improved coverage, even in areas difficult to serve with standard wireless coverage. In June, Spotwave Wireless Inc. and TELUS Mobility announced an agreement to make SpotCell 163 and SpotCell 263 adaptive repeaters available through TELUS Mobility's dealer channels to support the Mike network. The repeaters boost wireless coverage significantly in hard-to-cover indoor areas, such as parking garages and basements.

    TELUS 2003 Annual Report recognized for excellence - best in Canada, ninth in world

    TELUS has again been recognized for excellence in investor communications. The 2003 TELUS Annual Report was ranked ninth globally out of 1,000 international companies reviewed in the 2004 Annual Report on Annual Reports, the only international survey and ranking of corporate annual reports. The TELUS 2003 Annual Report was also rated the best of all Canadian companies reviewed and the second best of North American companies reviewed.
    This validates the effort and significance TELUS places on providing first-class corporate and financial disclosure, which should be reassuring to investors. TELUS' disclosure on its national strategy and forward looking targets under the key reporting attribute of 'Strategy, Objectives and Outlook' was rated best in the world.
    The Annual Report on Annual Reports recognizes superior corporate and financial reporting by evaluating five areas: financial and performance reporting; operations, business and responsibility; executives, strategy and governance; share information and investor communications; and packaging, theme, visual and design. Now in its ninth year of surveying reports from around the world, enterprise.com the Belgium-based organization controlled by U.S. Corporate Essentials, Inc., uses an independent, international rating panel to judge 1,000 annual reports of which 500 reports are benchmarked.
    This award confirms a long history of disclosure excellence at TELUS. TELUS was previously recognized in the 2003 Annual Report on Annual Reports, ranking 18th globally. At the 2003 Corporate Reporting Awards, sponsored by the Canadian Institute of Chartered Accountants, TELUS won the Communications and Media industry sector award, thereby achieving nine consecutive years of recognition.

    TELUS recognized as Canada's Best Environmental Corporate Citizen

    Corporate Knights, a Canadian-based organization specializing in corporate social responsibility, recognized TELUS as the 2004 Best Environmental Corporate Citizen in the third annual ranking of Canada's Best 50 Corporate Citizens. This category award highlights TELUS' environmental leadership and commitment to become Canada's premier corporate citizen.
    Corporate Knights compiled its list of Canada's 50 Best Corporate
Citizens based on seven social and environmental categories including community, employee relations and diversity in the work place, product safety, business practices and international performance. The core research for the Corporate Knights Best 50 Corporate Knights was sourced from Innovest Strategic Value Advisors.

    TELUS to become naming donor of Conservatory's Performance and Learning Centre

    TELUS announced in June a lead gift of $10 million over five years to the Royal Conservatory of Music's Building National Dreams Campaign. TELUS will also assist The Royal Conservatory in efforts to raise an additional $5 million for the Campaign from the corporate sector. In recognition of this generous contribution, the Conservatory's Performance and Learning Centre in Toronto will be named the TELUS Centre for Performance and Learning.

    Dividend declaration

    The Board of Directors declared a quarterly dividend of 15 cents ($0.15) per share on outstanding Common and Non-Voting Shares payable on October 1, 2004 to shareholders of record on the close of business on September 10, 2004.

    For further information:

Media Relations: Nick Culo, (780) 493-7236, nick.culo(at)telus.com Investor Relations: Robert Mitchell, (416) 279-3219, ir(at)telus.com

    Forward-looking statements

    =========================================================================

    This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov). Risk factors associated with the potential completion of the Microcell Telecommunications Inc. (Microcell) bid include: approvals under the Competition Act (Canada) and by Industry Canada, realization of tax, capital and operating synergies, including reduced network expenses and subscriber churn rates, success in migrating subscribers and integrating certain systems and processes, and achieving long-term leverage targets.

    See the Risks and uncertainties section in TELUS' 2003 annual
    Management's discussions and analysis for further information.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    =========================================================================


    Management's discussion and analysis - August 3, 2004

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2004 and 2003, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements above. TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis have been reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
    Forward looking information in this document does not include changes that may arise upon the purchase of Microcell should it proceed, unless otherwise indicated.

    The following discussion is comprised of significant updates since Management's discussion and analysis in TELUS' 2003 Annual Report and 2004 first quarter report:

    1.  Core business, vision and strategy
    2.  Key performance drivers
    3.  Capability to deliver results
    4.  Results
    5.  Risks and uncertainties


    1.  Core business, vision and strategy

    Strategic imperatives

    TELUS continues to be guided by its six strategic imperatives established four years ago that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow:
    Building national capabilities across data, IP and wireless;
    Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy;
    Focusing relentlessly on the growth markets of data, IP and wireless

    On May 13, 2004, TELUS announced its intention to acquire all of the publicly traded shares and warrants of Microcell, the Montreal-based operator of the Fido(R)(1) wireless network, through all-cash offers with an aggregate value of approximately $1.1 billion. The offer price for each of the shares is $29, the offer price for each Warrant 2005 is $9.67 and the offer price for each Warrant 2008 is $8.89. Funding for the offers will come from TELUS' available cash on hand and draw downs on its committed credit facilities. The offers were commenced by TELUS on May 17, 2004.

    Management expects that the acquisition, if successful, would expand TELUS' national capabilities in the growing Canadian wireless industry, enhance TELUS Mobility's established strength as a leading national wireless carrier, particularly in Quebec and Ontario, and accelerate TELUS' growth in the wireless market. If completed, the transaction is also expected to provide TELUS with financial benefits, including tax, capital and operating synergies. On May 28, 2004, and confirmed on June 29, 2004, Microcell's board of directors recommended that its security holders not tender into the TELUS offers. On several occasions since the commencement of the offers, Microcell has publicly reported that it and its advisors were engaged in discussions with other interested parties regarding possible strategic and financial alternatives that may lead to competing bids or other transactions.

    On June 4, 2004, the Competition Bureau advised TELUS that it has characterized the transactions contemplated by TELUS' offers as "very complex". Very complex merger transactions necessitate substantial assessments and a greater volume of work by the Competition Bureau than what is required in typical transactions. TELUS continues to co-operate with the Competition Bureau to facilitate its review of the contemplated transactions.

    On June 22, 2004, TELUS and Microcell entered into a confidentiality agreement in which Microcell agreed to disclose certain non-public information relating to Microcell and its subsidiaries and affiliates to TELUS and its representatives. Following the execution of the confidentiality agreement, TELUS and certain of its representatives were granted access by Microcell to an electronic data room. Since that time, the Company has conducted due diligence on Microcell and its business and operations using the materials contained in the data room and certain other information provided in response to requests made by TELUS. In addition, members of Microcell's management team and its financial advisors for the offers made a presentation on June 29, 2004 to members of TELUS' management team. The June 22, 2004 expiry date of the offers was extended to July 22, 2004 and has been further extended to August 20, 2004.

    On July 21, 2004, Microcell publicly announced that it had signed a number of additional confidentiality agreements with other interested parties. As of August 3, 2004, 78 days have elapsed since TELUS made its original offers. As of such date, the TELUS offers remain the only outstanding public bid for the publicly traded shares and warrants of Microcell. This summary is qualified in its entirety by reference to the Offers to Purchase and amendments thereto filed on SEDAR, and by reference to the Schedule TO and amendments thereto and accompanying exhibits that TELUS has filed with the United States Securities and Exchange Commission relating to its offers for the publicly traded shares and warrants of Microcell.

    Providing integrated solutions that differentiate TELUS from its competitors

    TELUS continues the transformation of its networks from circuit-based switching to packet-based routing. Over a year ago, TELUS began migrating voice traffic onto its Internet Protocol (IP) network or Next Generation Network (NGN), and became one of the first companies in the world to deliver carrier-grade Voice over IP calls. As of May 2004, all voice traffic placed in B.C. and Alberta destined for Province of Quebec area codes is carried over TELUS' NGN. The migration of calls is an important step in the transformation of TELUS' network into a single ubiquitous IP network design that carries high quality voice, data, and video applications - one that will eventually eliminate the need for separate networks to carry these same applications.

    As a result of research and development activities TELUS has undertaken, the next phase of the IP-One(TM) product family was launched on June 14, 2004, and is currently provided to businesses in 24 cities in Ontario and Quebec. IP-One uses TELUS' NGN to route calls and data, while providing business customers with a full suite of advanced applications and services. It gives customers the opportunity to reduce operational expenses by eliminating costs associated with installing, managing and supporting three separate connections. IP-One also provides the efficiency and accessibility of integrated messaging that allows standards-based e-mail programs to retrieve voice-mail.

    In the first half of 2004, TELUS introduced new consumer Internet-based services. A wireless home networking solution was introduced for residential customers in B.C. and Alberta for an additional $8 per month plus the cost of a home networking kit. The service includes enhanced Internet access with speeds up to 2.5 megabits per second and capability to connect multiple computers through a wireless network. Higher speed dial-up services were also introduced in B.C. and Alberta for an additional $2.95 per month and are soon expected to be introduced in Quebec. In addition, TELUS expanded the selection of legal music services by offering 75 continuous, high-quality and commercial free music channels to suit a variety of tastes for a regular monthly cost of $4.99. Other new services are currently being readied for launch.

    (1) Fido is a registered trademark of Microcell.


    2.  Key performance drivers

    TELUS is focused on addressing six 2004 corporate priorities to help drive operational performance. Certain recent examples of developments or progress on these priorities follow:

    Reaching a collective agreement

    TELUS Communications Inc. ("TCI") and the Telecommunications Workers Union ("TWU") have not made progress in reaching an agreement as a result of a number of outstanding appeals to the Canada Industrial Relations Board ("CIRB") and the Federal Court of Appeal.

    In February 2004, TCI filed applications with both the CIRB and the Federal Court of Appeal seeking a review of the CIRB's earlier decisions, which imposed a communications ban and required TCI to offer binding arbitration to the TWU. On April 8, 2004, the CIRB rendered the full reasons (Decision 271) regarding the complaints that led to its earlier decisions. TCI sought reconsideration and a judicial review of the April 8, 2004 CIRB decision that imposed a further communications ban on TCI, prohibiting communications with bargaining unit employees on matters of employment and collective interest until such time as the conditions of the Canada Labour Code with respect to gaining the right to strike or lockout have been satisfied. This matter is still before the CIRB and the Federal Court of Appeal.

    On May 21, 2004, in Letter Decision 1088, the CIRB declared that TELE-MOBILE COMPANY, which operates a national wireless business under the TELUS Mobility trade name, and TCI are a single employer for labour relations purposes. The CIRB also determined that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the bargaining unit represented by the TWU without a representational vote. On
    June 23, 2004, both TCI and TELUS Mobility filed an application to the Federal Court of Appeal for a stay and a judicial review of CIRB Letter Decision 1088. On June 24, 2004, the CIRB issued in Decision 278 the full reasons of two of three panel members supporting Letter Decision 1088. The reasons supporting one dissenting panel member's opinion were issued in late July 2004. On July 7, 2004, TCI and TELUS Mobility filed applications with the Federal Court of Appeal for judicial review of Decision 278. Those applications have been consolidated with the stay and judicial review applications filed in June 2004. The application for a stay was heard on July 19, 2004. The stay was subsequently denied, while clarifying that the communications ban does not apply to TELUS Mobility. The Federal Court of Appeal held that TELUS Mobility is free to lawfully communicate with its eastern employees affected by the CIRB's Decisions 1088 and 271 and is not subject to the April 8th communications ban imposed by the CIRB. The other aspects of the stay application were denied on the basis that although the employers provided examples of irreparable harm there was no evidence of imminent irreparable harm. The Federal Court of Appeal has confirmed, however, that TCI and TELUS Mobility may bring another application for a stay should the circumstances change such that irreparable harm is imminent. The judicial review application is scheduled to be heard in early
    October 2004.

    Growing brand value through superior customer service

    TELUS has overcome the short-term wireline customer service challenges experienced in late summer 2003 and has been consistently surpassing historical service levels on various indicators in the first half of 2004. These indicators include not only our internal ones, but also certain ones reported to the Canadian Radio-television and Telecommunications Commission ("CRTC"). Management remains focused on continuing to maintain high levels of service through the balance of the year.

    TELUS Mobility continues to deliver superior customer service by focusing on such areas as customer care and high network quality. The success of this approach is evidenced by our world-class low subscriber churn rate of 1.3% per month.

    Enhancing TELUS Mobility's leadership position in wireless

    TELUS Mobility continued to build on its solid performance from the first quarter of 2004. Network revenue grew by 18.8% for the second quarter and 19.6% for the first six months of 2004 when compared to the same periods last year. When coupled with a very low churn rate of 1.3% and operating efficiencies, EBITDA increased by a notable 42.2% and 40.6% for the second quarter and first six months. In addition, cash flow (EBITDA less capital expenditures) grew significantly by 68.7% to $207.8 million for the second quarter and 63.8% to $405.3 million for the first six months of 2004 as a result of strong Network revenue growth. It is expected that the annual target of 375,000 to 425,000 subscriber net additions will be achieved, while the 2004 annual revenue and EBITDA guidance has been increased by $25 million and $50 million, respectively, this quarter. Guidance for annual EBITDA was previously increased in the first quarter of 2004 by $25 million over the original target, for a cumulative EBITDA increase of $75 million over the original 2004 annual target. If achieved, the midpoint of the revised annual revenue and EBITDA guidance anticipates growth of 14.4% and 31.8%, respectively. The acquisition of Microcell, if successful, would accelerate TELUS Mobility's strategy of national growth principally in Quebec and Ontario.

    Driving towards leadership in high-speed Internet

    For the first six months of 2004, TELUS' high-speed subscriber net additions of 62,700 exceeded the net additions recorded for the same period in 2003 by 6.6% and represents half of the annual 2004 target of 125,000. The Company estimates that it has obtained the majority of the market's high-speed Internet net additions in its incumbent territories in 2004, increasing its overall market share. For the second quarter of 2004, high-speed subscriber net additions decreased to 19,100 from the 26,700 in the same period in 2003, as a result of increased deactivations, notably including those following the expiry of promotional discount periods related to recently discontinued service plans. The Company expects that the annual target of 125,000 high-speed Internet net additions will be achieved.


    3.  Capability to deliver results

    Operational capabilities - TELUS Communications

    The wireline marketplace is evolving rapidly, requiring TELUS to be more innovative, efficient and competitive. To retain and attract customers, TELUS must be able to quickly deliver innovative services and pricing packages. At the same time, the rapid pace of technological change makes it necessary to have tariff decisions made as quickly as possible, as many of TELUS' competitors are not subject to the same price and win-back regulation.

    TELUS is participating in the CRTC's process for determining the regulatory framework for voice communication services using Internet protocol, also known as "VOIP". The Company has tabled its views that it should be able to offer VOIP, with the same regulations applied to all VOIP service providers, including cable-TV companies and foreign-based competitors. For further discussion, see Risks and uncertainties, Regulation - wireline operations.

    A number of initiatives to improve internal systems and processes are underway. One project that is currently in the design stage has a mandate to simplify processes and technology for residential customers. The project will focus on streamlining processes and improving interoperability of systems, from the sales request and order entry through to service assurance, billing, and credit and collections. A parallel project seeks to establish uniform national fulfillment processes for data and enhanced services including order management. Eventually, numerous legacy systems will be decommissioned.

    Operational capabilities - TELUS Mobility

    With the wireless marketplace exhibiting strong growth, TELUS Mobility has managed best-in-class results in many respects. Focus on customer care, value-added solutions and superior network quality provides the customer with an exceptional service experience. With the focus on profitable wireless growth, TELUS Mobility is generating significant EBITDA margins ahead of its peer group. TELUS Mobility's performance in the marketplace and its ability to efficiently provide value to its customers, have positioned TELUS well. TELUS Mobility has previously demonstrated its ability to successfully execute on significant wireless merger integration to realize synergies and generate rapidly increasing cash flows, which should allow it to attain benefits from a successful bid for Microcell.

    Liquidity and capital resources

    At the end of June 2004, after making semi-annual interest payments, TELUS had a $357.7 million cash balance and access to unutilized credit facilities totaling nearly $1.6 billion. In addition, TELUS has obtained a fully underwritten commitment for a $500 million (or U.S. Dollar equivalent) unsecured bank credit facility, which upon documentation, would be available until the earlier of October 31, 2005, and 364 days after the completion date of the Company's offers to purchase Microcell, should in fact this event occur. Free cash flow of $672.8 million for the first half of 2004 benefited from the receipt of approximately
    $180 million of tax refunds and $19 million interest income, which are not expected to recur in the second half of 2004. Based on June year-to-date results and expectations for the second half of 2004, TELUS has increased its annual guidance for free cash flow to a range of $1.15 to $1.25 billion. The Company believes it has sufficient internally generated cash flow from operations and access to credit facilities to fund capital expenditures, make payments under restructuring programs, make planned 2004 debt repayments, pay dividends, and complete the $1.1 billion offer to purchase Microcell.


    4.  Results

Critical accounting estimates
-----------------------------

    The Company's critical accounting estimates are discussed in the Company's 2003 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting policy developments
------------------------------

    Share-based compensation (Note 2(a) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), implemented effective January 1, 2004. To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances have been restated.

    Equity settled obligations (Note 2(b) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the consolidated balance sheets (previously classified as a component of equity) and the associated interest expense correspondingly being classified with financing costs on the consolidated statements of income (previously recorded net of income taxes as an adjustment to retained earnings). The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively. As a result of the reclassification of convertible debentures, minor changes were effected in historical Net debt to EBITDA ratios, and historical Net debt to total capitalization ratios. The reclassification of the associated interest expense also resulted in minor changes in historical EBITDA interest coverage ratios.

Materiality for disclosure
--------------------------

    Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.



Quarterly results summary
-------------------------

    ($ in millions, except
    per share amounts)  2004 Q2  2004 Q1  2003 Q4  2003 Q3  2003 Q2  2003 Q1
    -------------------------------------------------------------------------
    Segmented revenue
     (external)
      TELUS
       Communications
       segment          1,189.0  1,171.1  1,182.4  1,186.3  1,209.2  1,208.5
      TELUS Mobility
       segment            676.6    632.7    643.2    619.9    564.1    532.4
                         -------  -------  -------  -------  -------  -------
    Operating revenues
     (consolidated)     1,865.6  1,803.8  1,825.6  1,806.2  1,773.3  1,740.9
    Restructuring and
      workforce
      reduction costs       0.7     15.9     16.2      2.3      3.3      6.5
    Net income
     (loss)(1)            172.3    101.3     47.8    114.1     73.0     89.5
      Per weighted
       average Common
       Share and Non-
       Voting Share
       outstanding
        - basic            0.48     0.28     0.13     0.32     0.21     0.26
        - diluted          0.48     0.28     0.13     0.32     0.21     0.26
    Dividends declared per
     Common Share
     and Non-Voting
     Share outstanding     0.15     0.15     0.15     0.15     0.15     0.15
    -------------------------------------------------------------------------

    ($ in millions, except
    per share amounts)  2002 Q4  2002 Q3
    --------------------------------------
    Segmented revenue
     (external)
      TELUS
       Communications
       segment          1,244.2  1,233.8
      TELUS Mobility
       segment            550.2    532.5
                         -------  -------
    Operating revenues
     (consolidated)     1,794.4  1,766.3
    Restructuring and
     workforce
     reduction costs      241.0    313.3
    Net income
     (loss)(1)           (140.9)  (109.2)
      Per weighted
       average Common
       Share and Non-
       Voting Share
       outstanding
        - basic           (0.41)   (0.35)
        - diluted         (0.41)   (0.35)
    Dividends declared
     per Common Share
     and Non-Voting
     Share outstanding     0.15     0.15
    --------------------------------------

    (1) With the reclassification of convertible debentures noted above, Net income has been restated for the presented quarters in 2003 and 2002. The restatement reflects the classification of interest on convertible debentures with Financing costs, the classification of related income tax credits with Income taxes, and removal of the line "Interest on convertible debentures net of income taxes" from the Income statement. The approximate quarterly amounts of the presentation change were $2.8 million increased Financing costs, $1.0 million lower Income taxes, and $1.8 million lower Net income. Common share income and earnings per share were unaffected by this presentation change.


    The trend in Operating revenues continued to reflect growing
    TELUS Mobility segment revenues attributed to subscriber growth and improved average revenue per subscriber unit ("ARPU"). This positive trend was partly offset by decreasing TELUS Communications Segment voice local, long distance, and equipment sales revenues and soft data revenue growth, consistent with the Canadian wireline industry. The trend of decreasing Communications segment revenues includes the impacts of regulatory price cap decisions.

    Significant restructuring charges were recorded in 2002 primarily as a result of the Communications segment Operational Efficiency Program, which contributed to improved operating profitability in 2003 and 2004. Restructuring charges in 2003 and 2004 were also for Communications segment restructuring activities. Net income and earnings per share reflect improved wireline and wireless operating profitability, as well as decreasing financing costs.

    For five of the periods shown above, Net income and earnings per share included significant favourable impacts for the settlement of tax matters (including investment tax credits and related interest) and tax losses carried back to prior years, as shown in the table below:


    ($ in millions, except    2004  2004  2003  2003  2003  2003  2002  2002
     per share amounts)        Q2    Q1    Q4    Q3    Q2    Q1    Q4    Q3
    --------------------------------------------------------------------------
    Approximate Net income
     impact                     45    13     -    19     -    53    18     -
    Approximate per share
     impact                   0.13  0.04     -  0.05     -  0.15  0.05     -
    --------------------------------------------------------------------------

    Related party transactions

    In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. As of June 30, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after June 30, 2004, is U.S.$92 million.


Results of operations
---------------------


Consolidated highlights
                                  Quarters              Six-month periods
    ($ in millions except       ended June 30             ended June 30
     per share amounts)      2004     2003  Change     2004     2003  Change
    -------------------------------------------------------------------------
    Operating revenues    1,865.6  1,773.3    5.2%  3,669.4  3,514.2    4.4%

    EBITDA(1)               784.8    716.5    9.5%  1,506.1  1,380.8    9.1%

    Net income              172.3     73.0  136.0%    273.6    162.5   68.4%

    Earnings per share,
     basic and diluted       0.48     0.21  128.6%     0.76     0.46   65.2%

    Cash dividends
     declared per share      0.15     0.15       -     0.30     0.30       -

    Cash provided by
     operating activities   489.0    469.6    4.1%  1,077.1    874.3   23.2%
    Capital expenditures    346.1    305.5   13.3%    655.8    513.3   27.8%

    Free cash flow(2)       229.5     65.5      NM    672.8    333.1  102.0%
    -------------------------------------------------------------------------
    NM - not meaningful

    Non-GAAP measures used by management to evaluate performance of business units and segments

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is calculated as:

                                        2004 Q2  2003 Q2  2004 YTD  2003 YTD
                                        -------  -------  --------  --------
        Operating revenues              1,865.6  1,773.3   3,669.4   3,514.2
        Less Operations expense         1,080.1  1,053.5   2,146.7   2,123.6
        Less Restructuring and
         workforce reduction costs          0.7      3.3      16.6       9.8
                                            ---      ---      ----       ---
        EBITDA                            784.8    716.5   1,506.1   1,380.8


        The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    (2) Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables, and trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results) and after funding capital expenditures. The following shows the calculation of Free cash Flow and reconciles EBITDA and Free cash flow with Cash provided by operating activities:


                                        2004 Q2  2003 Q2  2004 YTD  2003 YTD
                                        -------  -------  --------  --------
        EBITDA                            784.8    716.5   1,506.1   1,380.8
          Restructuring and workforce
           reduction costs, net of cash
           payments                        (9.0)   (44.3)    (61.5)   (191.7)
          Share-based compensation          5.6        -      10.6         -
          Cash interest paid             (293.8)  (298.8)   (316.6)   (334.8)
          Cash interest received            7.0      0.3      21.2       1.3
          Income taxes received (paid)     81.0     (2.7)    185.6      (3.3)
          Capital expenditures (capex)   (346.1)  (305.5)   (655.8)   (513.3)
          Investment tax credits received
           (included in reported or prior
           EBITDA or capex, and in Income
           taxes received (paid))             -        -     (16.8)     (5.9)
                                              -        -     ------     -----
        Free cash flow                    229.5     65.5     672.8     333.1
          Add back capital expenditures   346.1    305.5     655.8     513.3
          Net employee defined benefit
           plans expense (credit)           4.9     13.2       9.8      26.3
          Employer contributions to
           employee defined benefit plans (57.9)   (18.0)    (86.5)    (36.0)
          Other net operating activities   11.5     28.0      17.6      34.9
          Non-cash working capital
           changes except changes in
           taxes and interest             (45.1)    75.4    (192.4)      2.7
                                          ------    ----    -------      ---
        Cash provided by operating
         activities                       489.0    469.6   1,077.1     874.3
        ---------------------------------------------------------------------

    Consolidated Operating revenue and EBITDA increased significantly in the second quarter of 2004, when compared with the same period in 2003, primarily as a result of 18.8% growth in TELUS Mobility Network revenues, with only an 8.0% increase in TELUS Mobility operations expenses. TELUS' Communications segment experienced a 1.7% decrease in Operating revenue, while reducing operations expenses by 0.3%.

    Consolidated Financing costs decreased by $15.1 million in the second quarter of 2004, when compared with the same period in 2003, as a result of lower interest on long-term and short-term debt, and increased interest income from the settlement of tax matters. Income before taxes and non-controlling interest increased by $90.5 million to $218.3 million in the second quarter of 2004 as compared with the second quarter of 2003, as a result of improved operating profitability and lower net financing and other costs. Decreased Income taxes, despite higher income, resulted from a favourable income tax adjustment of $34.2 million recorded in the second quarter of 2004 for tax losses carried back to prior years and the settlement of tax matters relating to prior years, which had higher tax rates.

    Basic and diluted earnings per share increased by 27 cents in the second quarter of 2004, as compared with the same period last year as a result of higher Net income, partly offset by a larger number of shares outstanding. The impact of tax settlements and related interest contributed approximately 13 cents per share.

    Cash provided by operating activities increased in the second quarter of 2004, when compared with the second quarter of 2003, principally due to the recovery of income taxes associated with settlement of tax matters (including interest income), improved operating profitability, lower payments under restructuring programs, and lower interest expense, partly offset by an increase in contributions to defined benefit plans and other working capital changes. Increased free cash flow was net of higher capital expenditures. Communications segment capital expenditures increased by 17.7% due to investment in internal systems and processes, new service development and infrastructure to improve customer service and support new customers.

    Communications segment

    - Operating revenues decreased by $20.2 million or 1.7% in the second quarter of 2004, when compared with the same period in 2003, while EBITDA decreased by $16.6 million or 3.2% as lower revenues were only partly offset by lower operations expenses and restructuring charges.

    - Total Internet subscribers increased by 10,700 in the second quarter of 2004, compared with 6,400 in second quarter of 2003, primarily as a result of lower net deactivations of dial-up Internet subscribers.

    - Network access lines decreased by 21,000 during the second quarter of 2004 as a result of competition and technological substitution.

    - Cash flow (EBITDA less capital expenditures) decreased by $56.9 million to $230.9 million in the second quarter of 2004, when compared with the same period in 2003, primarily because of an increase in capital spending and lower revenues.

    Mobility segment

    - Operating revenues grew by $112.5 million or 19.9% to $676.6 million in the second quarter of 2004, when compared with the same period in 2003, while EBITDA increased by $84.9 million or 42.2% to $286.2 million.

    - ARPU (average revenue per subscriber unit) increased by $3 to $59, representing a sixth consecutive quarter of year over year increases, while blended monthly churn remained at a low 1.3%. Notably, postpaid churn was 1.0% in the quarter.

    - Subscriber net additions were 113,700 or 10.6% higher than the second quarter of 2003. Notably, higher revenue-generating postpaid subscriber net additions increased by 27.7%, representing a fourth successive quarter of positive growth. Postpaid subscribers represented 91.1% of total subscriber net additions in the second quarter of 2004.

    - Cost of acquisition per gross subscriber addition ("COA") improved to $381 from $428, a notable achievement when coupled with significant subscriber growth.

    - Cash flow (EBITDA less capital expenditures) increased by $84.6 million or 68.7% to a TELUS Mobility quarterly record of $207.8 million.

    The following discussion for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.


    Operating revenues -         Quarters              Six-month periods
    Communications segment     ended June 30              ended June 30

    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Voice local           543.8    541.3    0.5 %  1,072.7  1,080.1   (0.7)%
    Voice long distance   228.5    239.2   (4.5)%    458.1    490.3   (6.6)%
    Data                  345.7    352.4   (1.9)%    685.5    695.2   (1.4)%
    Other                  71.0     76.3   (6.9)%    143.8    152.1   (5.5)%
    -------------------------------------------------------------------------
    External operating
     revenue            1,189.0  1,209.2   (1.7)%  2,360.1  2,417.7   (2.4)%
    Intersegment revenue   22.1     23.4   (5.6)%     47.1     46.8    0.6 %
    -------------------------------------------------------------------------
    Total operating
     revenue            1,211.1  1,232.6   (1.7)%  2,407.2  2,464.5   (2.3)%
    -------------------------------------------------------------------------


    Key operating indicators - Communications segment

                                 At June 30

    (000s)                 2004     2003   Change
                        --------------------------
    Network access
     lines(1)             4,827    4,887   (1.2)%

    High-speed Internet
     subscribers          624.3    468.8    33.2%
    Dial-up Internet
     subscribers          300.7    351.8  (14.5)%
                        --------  ------- --------
    Total Internet
     subscribers(2)       925.0    820.6    12.7%
                        --------------------------

                                 Quarters              Six-month periods
                               ended June 30              ended June 30

    (000s)                 2004     2003   Change     2004     2003   Change
                        -----------------------------------------------------
    Change in network
     access lines           (21)     (26)   19.2%      (39)     (24) (62.5)%

    High-speed Internet
     net additions         19.1     26.7  (28.5)%     62.7     58.8     6.6%
    Dial-up Internet net
     reductions            (8.4)   (20.3)   58.6%    (19.1)   (39.9)   52.1%
                        --------   ------  -------   ------   ------  -------
    Total Internet
     subscriber net
     additions             10.7      6.4    67.2%     43.6     18.9   130.7%
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.

    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    The Communications segment continued to experience an industry-wide trend of declining traditional revenues and softness in data revenue growth.

    - Voice local revenue increased slightly in the second quarter of 2004 and decreased in first six months of 2004, when compared with the same periods in 2003. Included in the results for the second quarter of 2004 was a positive adjustment of $10.2 million resulting from CRTC Decision 2004-42, released in June 2004, in which TELUS was allowed to recover costs to support local number portability and local competition capital investments for the period June 2002 to May 2004. Excluding this adjustment, the decrease was primarily as a result of fewer access lines, partly offset by a modest increase in interconnection revenue, and implementation of approved rate increases for business single and multi-line services effective June 1, 2004. Enhanced service revenues decreased in the second quarter and first six months of 2004, when compared with the same periods in 2003, but showed some growth over the first quarter of 2004.

       Consumer network access lines decreased by 22,000 and 33,000, respectively, during the second quarter and first six months of 2004, as compared with decreases of 24,000 and 26,000, respectively, for the same periods in 2003. Consumer line losses resulted from competitive activity and technological substitution, including substitution to wireless. Business network access lines increased by 1,000 and decreased by 6,000, respectively, during the second quarter and first six months of 2004, as compared with a decrease of 2,000 during the second quarter of 2003 and an increase of 2,000 during the first six months of 2003. For the second quarter of 2004, growth in non-incumbent local exchange carrier ("Non-ILEC") business access lines exceeded incumbent local exchange carrier ("ILEC") business line losses to competition and migration to more efficient ISDN services. For the first six months of 2004, business lines decreased primarily as a result of ILEC Centrex line losses to competition and migration to ISDN data services. It is expected that the trend of declining network access lines will continue.

    - Voice long distance revenue continued to decrease, but at a slower rate in the second quarter of 2004, compared with the first quarter of 2004. The decrease was primarily a result of fewer consumer minutes, price competition, and technological substitution. This was partly offset by a $1 increase this quarter in certain monthly long distance plan administrative charges, effective June 2004, as well as increased business long distance minute volumes. Wholesale settlement revenues were relatively unchanged as higher volumes were nearly offset by lower prices. Price competition and substitution to alternative technologies are expected to continue.

    - Communications segment data revenue for the second quarter and first six-months of 2003 included approximately $2.8 million and $13.6 million, respectively, of application development revenues from assets that were divested during 2003. As a result of these divestitures, 2003 revenues totaling $17.8 million will not recur in the full year 2004. Data revenues normalized for the disposal of assets decreased by $3.9 million or 1.1% in the second quarter of 2004 and increased by $4.0 million or 0.6% in the first six months of 2004, when compared with the same periods in 2003.

       Internet and enhanced data service revenues increased by $11.9 million and $16.5 million, respectively, for the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily as a result of the 155,500 increase in the high-speed Internet subscriber base over the last 12 months, partly offset by lower introductory pricing for new subscribers and the 51,100 reduction in dial-up subscribers over the last 12 months. The decrease in dial-up subscribers is attributed mainly to conversions to high-speed Internet. Managed workplace revenues increased by $8.9 million and $21.2 million, respectively, due to higher functional outsourcing services. Partly offsetting growth in Internet, enhanced data and managed workplace revenues were lower basic data services and equipment sales.

    - Other revenue decreased in the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily as a result of lower voice equipment sales and the conclusion in the first quarter of 2004 of recognition of deferred individual line service grant revenues. The annual impact of the conclusion of individual line service grants will be lower revenues of $6.7 million in 2004, when compared with 2003. Individual line service grants were provided in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

    - Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included Non-ILEC revenues of $130.6 million and $259.0 million, respectively, for the second quarter and first six months of 2004, as compared with $138.6 million and $$279.3 million for the same periods in 2003. This represents decreases of $8.0 million or 5.8% and $20.3 million or 7.3%, respectively. Growth in Non-ILEC application development revenues was affected by the disposal of certain assets in 2003 as discussed in data revenues above. Normalized for asset disposals, Non-ILEC revenues for the second quarter and first six-months of 2004 decreased by approximately $5.2 million or 3.8% and $6.7 million or 2.5%, respectively, due to lower wholesale traffic and prices in 2004, partly offset by higher recurring revenue streams resulting from a shift away from lower margin equipment sales toward higher margin national network products.


    Operating revenues -         Quarters              Six-month periods
    Mobility segment           ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Network revenue       625.5    526.4    18.8%  1,217.9  1,018.5    19.6%
    Equipment revenue      51.1     37.7    35.5%     91.4     78.0    17.2%
    -------------------------------------------------------------------------
    External operating
     revenue              676.6    564.1    19.9%  1,309.3  1,096.5    19.4%

    Intersegment revenue    5.6      3.9    43.6%     10.2      7.6    34.2%
    -------------------------------------------------------------------------
    Total operating
     revenue              682.2    568.0    20.1%  1,319.5  1,104.1    19.5%
    -------------------------------------------------------------------------


    Key operating indicators - Mobility segment
    -------------------------------------------------------------------------
    (000s)                      At June 30
                           2004     2003   Change
                        --------------------------
    Subscribers
     - postpaid         2,980.1  2,615.0    14.0%
    Subscribers
     - prepaid            633.7    550.1    15.2%
                        -------- -------- --------
    Subscribers
     - total(1)         3,613.8  3,165.1    14.2%

    Digital POPs(2)
     covered including
     roaming/resale
     (millions)(3)         29.7     28.0     6.1%
                        --------------------------

                                 Quarters              Six-month periods
                               ended June 30              ended June 30

    (000s)                 2004     2003   Change     2004     2003   Change
                        -----------------------------------------------------
    Subscriber net
     additions - postpaid 103.6     81.1    27.7%    168.3    124.4    35.3%
    Subscriber net
     additions - prepaid   10.1     21.7  (53.5)%     21.5     45.1  (52.3)%
                          ------   ------ --------   ------   ------ --------
    Subscriber net
     additions - total    113.7    102.8    10.6%    189.8    169.5    12.0%

    Churn, per month
     (%)(4a)               1.32     1.30        -     1.40     1.41        -
    COA(4b) per gross
     subscriber addition
     ($)(4c)                381      428  (11.0)%      382      427  (10.5)%
    ARPU ($)(4d)             59       56     5.4%       58       55     5.5%
    Average minutes of
     use per subscriber
     per month ("MOU")      390      342    14.0%      376      329    14.3%

    EBITDA to network
     revenue (%)           45.8     38.2  7.6 pts     43.8     37.3  6.5 pts
    Retention spend to
     network revenue
     (4e)(%)                4.9      4.7  0.2 pts      4.9      4.1  0.8 pts
    EBITDA excluding
      Acquisition COA
      ($ millions)(4f)    383.2    297.3    28.9%    719.3    563.4    27.7%
    -------------------------------------------------------------------------

    pts - percentage points

    (1) Subscribers are measured at the end of the reporting period based on information from billing and other systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) TELUS Mobility has not activated all digital-roaming areas. As at June 30, 2004, TELUS Mobility PCS digital population coverage was
         22.4 million and 29.7 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
         (a) Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of units on the network, expressed as a rate per month. Prepaid subscribers are deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.
         (b) Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).
         (c) COA per gross subscriber addition is Cost of acquisition divided by gross subscriber activations during the period.
         (d) ARPU is calculated as network service revenue divided by the average number of units on the network during the period, expressed as a rate per month.
         (e) Retention Spend to network revenue represents direct costs associated with Marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.
         (f) EBITDA excluding Acquisition COA is a measure for operational profitability normalized for the period costs of adding new customers.

    -------------------------------------------------------------------------

    - TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased 18.8% for the quarter ended June 30, 2004 and 19.6% for the first six months of 2004 as compared with the same periods in 2003. This growth was a result of the continued expansion of the subscriber base by 14.2% to approximately 3.6 million subscribers combined with increased ARPU. As a result of an overall 14.0% increase in average minutes of use ("MOU") per subscriber per month, an increase in roaming revenue and increased acceptance of data and Internet based products, including picture messaging, ARPU increased to a Canadian industry-leading $59 in the second quarter of 2004 as compared with $56 in 2003, representing a sixth successive quarter of year over year increases. Similarly, ARPU for the first six months of 2004 was $58 as compared to $55 for the same period last year.

       Average minutes of use per subscriber per month were 390 in the second quarter and 376 for the first six months of 2004 as compared with 342 and 329 for the same periods last year. At June 30, 2004, postpaid subscribers were maintained at 82.5% of the total cumulative subscriber base as compared with one-year earlier, contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Postpaid subscriber net additions of 103,600 for the second quarter of 2004 represented 91.1% of all net additions as compared with 81,100 (78.9%) for the corresponding period in 2003; a significant increase of 27.7%. Similarly, postpaid subscriber net additions of 168,300 for the first six months of 2004 represented 88.7% of total net additions as compared with 73.4% for the same period in 2003. This was the fourth consecutive quarter of year over year positive net postpaid subscriber growth. Moreover, total subscriber net additions for the second quarter of 2004 improved by 10.6% over the same quarter in 2003. This overall positive trend was initiated during Q4 2003 with TELUS' exclusive camera phones and picture messaging service and has continued with the recent launch of two new BlackBerry(R)(2) handhelds.

       -----------------
       (2) BlackBerry is a registered trademark of Research in Motion Limited

       Blended postpaid and prepaid churn was relatively flat at 1.32% in the second quarter of 2004 as compared with the second quarter of 2003. Churn for the first six months of 2004 was also relatively flat at 1.40% with that for the same period in 2003. Deactivations were 140,800 and 295,000 for the second quarter and first six months of 2004, respectively, as compared with 121,400 and 260,400 for the same periods last year. These were notable accomplishments in a market characterized by vigorous competition. These churn and deactivation results reflect a high level of client satisfaction, which can be attributed to improved network quality and coverage, excellent client service levels, client contracts for one to three years as part of loyalty and retention programs and specific grandfathered rate plans.

    - Equipment sales, rental and service revenue increased by 35.5% for the second quarter and 17.2% for the first six months of 2004 as compared to the corresponding periods in 2003. Handset revenue increased mainly due to subscriber growth brought about by a stronger wireless market, increased promotional, retention and contracting activity, and to a lesser extent, a shift in product mix to higher price handsets. Gross subscriber additions grew to 254,500 for the second quarter and 484,800 for the first six months of 2004 as compared to 224,200 and 429,900 for the same periods in 2003. Handset revenues associated with gross subscriber activations are included in acquisition COA.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.


    Operations expense -          Quarters              Six-month periods
    Communications segment     ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Salaries, benefits
     and other employee-
     related costs(1)     414.8    415.8   (0.2)%    807.9    818.5   (1.3)%
    Other operations
     expenses(1)          297.0    298.3   (0.4)%    610.6    635.3   (3.9)%
    -------------------------------------------------------------------------
    Total operations
     expense              711.8    714.1   (0.3)%  1,418.5  1,453.8   (2.4)%
    -------------------------------------------------------------------------

    (1) Minor corrections to classification between the two expense categories have been made in each of the reported periods.

    Communications segment Operations expense decreased slightly in second quarter and first six months of 2004, when compared with the same periods in 2003. Increased expenses including costs associated with a new partnership and in-sourcing call centre services were more than offset by Operational Efficiency Program savings and lower Intercarrier facilities, transit and termination costs. Incremental savings in salaries, benefits and employee-related overhead costs under the Operational Efficiency Program (duration from 2001 to 2003) were $15 million and $38 million, respectively, in the second quarter and the first six months of 2004. Other Operational Efficiency Program savings of $12 million for the second quarter and first six months of 2004 included reduced real estate costs and software licence fees. There were 19,036 full-time equivalent employees at the end of June 2004 (including 533 staff added for in-sourcing call centre services in Montreal and a partnership with Calgary Health Region), as compared to 18,923 full-time equivalent employees one year earlier. When adjusted for staff at new in-sourcing and partnership services, full-time equivalent employees decreased by 2.2% from one year earlier.

    - Salaries, benefits and employee-related expenses decreased in the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily due to Operational Efficiency Program savings. In addition, pension expense for defined benefit and defined contribution plans decreased by $6.9 million and $13.2 million, respectively for the second quarter and first six months, primarily as a result of increased investment returns in 2003. TELUS' Communications segment annual pension expense is expected to decrease by approximately $25.0 million for 2004, when compared with 2003.

       These reductions were partly offset by other increases. Additional costs for the new partnership with the Calgary Health Region and establishment of the new Montreal call centre were $6.5 million and $12.8 million, respectively, in the second quarter and first six months of 2004. These increased costs were partly offset by savings on outsourcing of approximately $2.0 million and $3.8 million, respectively, which are included in Other operations expense. Staff increased by 157 for these two functions since the beginning of 2004. Non-cash share-based compensation expense recognized commencing January 1, 2004, as discussed in Accounting policy developments, was $4.7 million in the second quarter of 2004 and $9.9 million during the first six months of 2004 ($nil in 2003). Overtime, training and travel increased by $5.8 million in the second quarter and $16.6 million for the first six months of 2004, when compared with the same periods in 2003, and was related to activities to maintain high customer service levels, improve internal processes, emergency operations training, and an increased focus on leadership training and team development. Overtime, training and travel decreased by $4.8 million when compared with the fourth quarter of 2003, when extra effort was expended to improve customer service and clear backlogs created in the third quarter of 2003 by a number of natural disasters, staffing and system conversion issues. All other costs collectively increased in line with inflation rates.

    - Other operations expenses inclusive of $12 million Operational Efficiency Program savings decreased in the second quarter and first six months of 2004, when compared with the same periods in 2003, principally due to: (i) reduced facilities, transit and termination costs, which decreased by $10.0 million and $27.4 million, respectively, as a result of lower outbound traffic volumes and lower rates for U.S. and international traffic termination, as well as migration of off-net costs to on-net facilities; (ii) lower product and services cost of sales of $6.4 million and $8.0 million, respectively, associated with lower equipment sales revenue; and (iii) lower bad debt expense that decreased by $1.8 million and $7.0 million, respectively, as a result of stringent enforcement of credit policy, more effective collection practices and reduced loss experience. Partially offsetting these lower costs were increased network support and maintenance costs with third parties of $5.8 million and $12.4 million, respectively and increased contract and consulting expenses of $3.2 million and $7.3 million, respectively, incurred for improvement of internal systems and processes. Capitalized labour has not significantly changed, while all other costs collectively increased in line with inflation rates.

    Included in the total segment expenses discussed above are Non-ILEC operations expenses of $144.4 million and $281.9 million, respectively, for the second quarter and first six months of 2004, as compared with $144.7 million and $299.9 million, respectively, for the same periods in 2003. This represented decreases of $0.3 million or 0.2% and $18.0 million or 6.0%, respectively, as a result of asset disposals in 2003. Normalized for asset disposals, Non-ILEC operations expenses increased by $1.9 million or 1.3% in the second quarter of 2004, and decreased by $9.6 million or 3.3% in the first six months of 2004, when compared with the same periods in 2003. Normalized operations expenses increased in the second quarter of 2004, when compared with the same period in 2003, due to start-up process costs in support of implementing major customer contracts, before realizing the full impact of revenues. Normalized operations expense decreased for the first six months of 2004, when compared with the same period in 2003, due to lower wholesale transit and termination costs associated with lower long distance revenues and the shift away from shorter term revenue streams such as equipment sales.


    Operations expense -          Quarters              Six-month periods
    Mobility segment           ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    ------------------------------------------------------------------------
    Equipment sales
     expenses              99.2     89.0    11.5%    188.4    172.8     9.0%
    Network operating
     expenses              94.4     90.8     4.0%    196.9    176.8    11.4%
    Marketing expenses     73.4     65.2    12.6%    134.8    121.1    11.3%
    General and
     administration
     expenses             129.0    121.7     6.0%    265.4    253.5     4.7%
    ------------------------------------------------------------------------
    Total operations
     expense              396.0    366.7     8.0%    785.5    724.2     8.5%
    ------------------------------------------------------------------------


    TELUS Mobility operations expense increased in the second quarter and first six months of 2004, when compared with the same periods last year. TELUS Mobility has been able to achieve significant economies of scale as evidenced by the 14.2% growth in subscribers compared to second quarter Network revenue growth of 18.8%, with only an 8.0% increase in total operations expense.

    - Expenses related to equipment sales increased in the second quarter and first six months of 2004 when compared with the same periods in 2003, principally due to an increase in gross subscriber activations and higher retention activity. The increase related in part to continued marketing promotions including camera phones. Handset costs associated with gross subscriber activations are included in acquisition COA.

    - Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. In addition, Industry Canada spectrum licence fees were higher in 2004 principally due to a $1.5 million and $6.5 million credit received in second quarter and first six months of 2003, respectively as part of a retroactive filing with Industry Canada for years prior to 2003. Network costs, once normalized for this event, increased by 2.3% and 7.4% over the same periods last year. Further, Network roaming costs increased $1.8 million in the second quarter and $9.5 million for the first six months of 2004 as compared to the same periods in 2003 largely due to successful marketing efforts in non-urban roaming/resale areas. TELUS Mobility believes this variable cost increase is reflective of the overall positive industry trend of subscriber growth and increased subscriber usage evidenced in the continued strength of Network revenue growth. Management has focused efforts on containing network costs through negotiating improved leased transmission rates, roaming rates and maintenance rates with a number of telecommunications carriers and key vendors. TELUS Mobility also continued to build out microwave facilities aimed at reducing future leased line transmission costs. The digital population coverage grew by 1.7 million to 29.7 million since June 30, 2003, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher advertising expenses and dealer compensation costs associated with the expanded subscriber base and increased re-contracting activity. Despite the higher marketing expenses and significant subscriber growth, COA per gross subscriber addition improved considerably in the second quarter to $381 and first six months to $382 as compared with $428 and $427 for the same periods last year. Combined with the higher ARPU and steady churn, COA per gross subscriber addition over the lifetime revenue of the subscriber continued to improve significantly in the second quarter and first six months of 2004 as compared with 2003.

    - General and administration expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. General and administration expenses increased by only 6.0% in the second quarter and 4.7% for the first six months of 2004. TELUS Mobility increased full-time equivalent employees (FTEs) by 9.0% to 5,485 from 5,033 one year earlier to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores, partly offset by a lower bad debt expense due to reduced loss experience.


    Restructuring and
     workforce reduction          Quarters              Six-month periods
     costs by segment          ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications segment  0.7      3.3  (78.8)%     16.6      9.8    69.4%
    Mobility segment          -        -        -        -        -        -
    -------------------------------------------------------------------------
    TELUS consolidated      0.7      3.3  (78.8)%     16.6      9.8    69.4%
    -------------------------------------------------------------------------

    Restructuring costs recorded in 2004 were for a departmental reorganization primarily in the Communications segment information technology resources area that is consolidating from 15 locations to two primary locations. This reorganization, which has an estimated implementation cost in 2004 of $30 million and is planned for completion in 2004, is expected to enable greater efficiencies of scale and effectiveness. No future costs are expected to be recorded under the 2001 to 2003 Operational Efficiency Program, but variances from estimates currently recorded may impact amounts ultimately recorded. Cumulative annual cost structure reductions in the Communications segment since inception of the Operational Efficiency Program have increased to approximately $504 million by June 30, 2004.

                                  Quarters              Six-month periods
    EBITDA by segment          ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment              498.6    515.2   (3.2)%    972.1  1,000.9   (2.9)%
    Mobility segment      286.2    201.3    42.2%    534.0    379.9    40.6%
    -------------------------------------------------------------------------
    TELUS consolidated    784.8    716.5     9.5%  1,506.1  1,380.8     9.1%
    -------------------------------------------------------------------------

                                  Quarters              Six-month periods
    EBITDA margin(1)           ended June 30              ended June 30
     by segment (%)        2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment               41.2     41.8 (0.6)pts     40.4     40.6 (0.2)pts
    Mobility segment       42.0     35.4  6.6 pts     40.5     34.4  6.1 pts
    TELUS consolidated     42.1     40.4  1.7 pts     41.0     39.3  1.7 pts
    -------------------------------------------------------------------------

    (1) EBITDA divided by total revenue.


    Communications segment EBITDA decreased for the second quarter and first six months of 2004 as compared with the same periods in 2003 primarily due to lower revenues, partly offset by lower operations expenses.

    Significant growth in TELUS Mobility EBITDA and EBITDA margin was attributed to profitable subscriber growth, a world-class churn rate, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 45.8% for the second quarter and 43.8% for the first six months of 2004 as compared with 38.2% and 37.3% for the same periods in 2003, representing positive increases of 7.6 and 6.5 percentage points, respectively.


    Depreciation and              Quarters              Six-month periods
     amortization              ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Depreciation          320.7    322.0   (0.4)%    642.4    640.6     0.3%
    Amortization of
     intangible assets     86.9     88.1   (1.4)%    175.6    180.6   (2.8)%
    -------------------------------------------------------------------------
                          407.6    410.1   (0.6)%    818.0    821.2   (0.4)%
    -------------------------------------------------------------------------

    Depreciation and amortization expenses were not significantly changed in the second quarter and first six months of 2004. Increased depreciation and amortization for growth in data network and wireless capital assets was largely matched by lower amortization resulting from certain software applications becoming fully amortized and from write-offs of software assets throughout 2003.

                                  Quarters              Six-month periods
    Other expense              ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            2.0      6.6  (69.7)%      3.2     12.2  (73.8)%
    -------------------------------------------------------------------------


    Other expense includes accounts receivable securitization expense, income
    (loss) or impairments in portfolio investments, gains and losses on disposal of property, and charitable donations. Accounts receivable securitization expense decreased by $3.9 million to $0.7 million in the second quarter of 2004 and decreased by $6.3 million to $1.7 million for the first six months of 2004, when compared with the same periods in 2003. The decrease resulted from a reduction in the amount of securitized receivables prior to the second quarter of 2004. See Liquidity and capital resources - Accounts receivable sale. Losses from portfolio investments decreased by $9.0 million to $0.3 million in the second quarter of 2004 and decreased by $9.3 million to $1.1 million for the first six months of 2004, when compared with the same periods in 2003. Net gains for the disposal of non-core property, including the sale of land and several buildings, were $2.2 million and $4.3 million, respectively, in the second quarter and first six months of 2004, as compared with net gains of $7.6 million in the second quarter and first six months of 2003. Charitable donations expenses increased to $3.2 million and $4.6 million, respectively, for the second quarter and first six months of 2004, as compared to $0.5 million and $1.5 million, respectively, for the same periods in 2003, as a result of earlier contributions in 2004.

                                Quarters              Six-month periods
    Financing costs            ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                          156.9    172.0   (8.8)%    301.9    336.3  (10.2)%
    -------------------------------------------------------------------------


    Financing costs consist of interest expense on long-term and short-term debt (including interest on convertible debentures and amortization of debt issue costs), interest income, and foreign exchange gains and losses. See Note 5 of the interim consolidated financial statements.

    Interest on long-term and short-term debt was $167.5 million and $332.9 million, respectively, for the second quarter and first six months of 2004 -- decreases of $6.5 million and $15.4 million when compared with the same periods in 2003. The decrease was primarily a result of repaying bank facilities, medium-term notes and first mortgage bonds during 2003. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt, including Long-term debt, Current maturities and the deferred hedging liability, but excluding cash-on-hand, was $7,581 million at June 30, 2004, when compared with $7,577 million at December 31, 2003 and $8,071 million at June 30, 2003. The average debt outstanding in the first six months of 2004 was $7,573 million, as compared with $8,217 million in the same period in 2003.

    Interest income, which has the effect of reducing Financing costs, was $10.5 million and $30.3 million, respectively, for the second quarter and first six months of 2004 - increases of $9.7 million and $19.1 million, respectively, when compared with the same periods in 2003. Interest income in both years was recognized primarily as a result of tax refunds from the settlement of various tax matters dating back to prior years.

                                Quarters              Six-month periods
    Income taxes               ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                           44.9     53.8  (16.5)%    107.5     46.9   129.2%
    -------------------------------------------------------------------------
    Effective tax rates(%) 20.6     42.1        -     28.1     22.2        -
    -------------------------------------------------------------------------

    Although income before taxes increased by $90.5 million in the second quarter of 2004, when compared with the second quarter of 2003, Income taxes decreased as a result of a $34.2 million tax recovery associated with tax losses carried back to prior years and the settlement of tax matters relating to prior years, which had higher tax rates. Similar tax recoveries were recorded in the first quarter of 2004 and the first six months of 2003, which significantly reduced the effective tax rates for those periods. See Note 6 of the interim consolidated financial statements. The increase in Income taxes for the first six months of 2004, when compared with 2003, was primarily related to the $171.9 million increase in income before taxes, partly offset by lower tax recoveries in 2004.


    Non-controlling               Quarters              Six-month periods
     interest                  ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            1.1      1.0    10.0%      1.9      1.7    11.8%
    -------------------------------------------------------------------------


    Non-controlling interest primarily represents partners' interests in several small subsidiaries.

     Preference and                Quarters              Six-month periods
     preferred dividends       ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                            0.8      0.8        -      1.7      1.7        -
    -------------------------------------------------------------------------

    No further Preference and preferred dividends will be paid as a result of the redemption of all of the publicly held TELUS Communications Inc. Preference and preferred shares by August 3, 2004.


Liquidity and capital resources
-------------------------------

     Cash provided by              Quarters              Six-month periods
     operating activities      ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                          489.0    469.9     4.1%  1,077.1    874.3    23.2%
    -------------------------------------------------------------------------

    Cash provided by operating activities increased in the second quarter and first six months of 2004, when compared with the periods in 2003, principally due to the recovery of income taxes associated with settlement of tax matters (including interest income), improved operating profitability, lower payments under restructuring programs, and lower interest expense, partly offset by an increase in contributions to defined benefit plans and other working capital changes.

    - Cash recovery of income taxes associated with settlement of prior years' tax matters was $86.0 million ($81.0 million net of tax installments) in the second quarter of 2004, compared with net tax installments of $2.7 million in the second quarter of 2003. For the first six months of 2004, tax recoveries were $197.1 million ($185.6 million net of tax installments), compared with net tax installments of $3.3 million in the first six months of 2003.

    - EBITDA increased by $68.3 million and $125.3 million, respectively, in the second quarter and first six months of 2004, when compared with the same periods in 2003, reduced by offsetting investments in related working capital. Included in EBITDA were non-cash share-based compensation expenses of $5.9 million and $10.6 million, respectively, for the second quarter and first six months of 2004.

    - Payments under restructuring and workforce reduction initiatives decreased by $37.9 million and $123.4 million, respectively, in the second quarter and first six months of 2004, compared with the same periods in 2003. The decrease is primarily a result of the completion of the Operational Efficiency Program, which began in 2001 and was substantially completed by the end of 2003.

    - Interest received increased by $6.7 million and $19.9 million respectively for the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily from the settlement of tax matters.

    - Interest paid decreased by $5.0 million and $18.2 million respectively for the second quarter and first six months of 2004, when compared with the same periods in 2003. The decrease in interest paid resulted from lower debt balances.

    - Employer contributions to employee defined benefit plans increased by $39.9 million and $50.5 million, respectively, to reflect updated actuarial valuations and the net acceleration of discretionary funding. Contributions to defined benefit plans is expected to be $136.6 million for the full year of 2004, compared with $46.9 million for the full year of 2003.

    - Non-cash working capital included changes in proceeds from securitized accounts receivable. The Company neither reduced nor increased proceeds from securitized accounts receivables in the second quarter of 2004, whereas in the second quarter of 2003, proceeds from securitized accounts receivable increased by $31.0 million. For the first six months of 2004, the Company made payments of $150 million to reduce securitized accounts receivables, compared with a net increase in securitized accounts receivable of $10.0 million in the same period in 2003.

     Cash used by                  Quarters              Six-month periods
     investing activities      ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                          341.6    286.0    19.4%    640.2    468.6    36.6%
    -------------------------------------------------------------------------

    Cash used by investing activities increased in the second quarter and first six months of 2004, when compared with the same periods in 2003, primarily as a result of increased capital expenditures. The Company received proceeds of $4.3 million and $16.4 million, respectively, in the second quarter and first six months of 2004 from the sale of non-strategic assets, including several properties. Similarly in second quarter of 2003, the Company disposed of non-strategic properties and monetized an investment for total proceeds of $19.0 million. In the first quarter of 2003, the Company received proceeds of $19.3 million from the sale of an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain was deferred and is being amortized over the term of the lease.


     Capital expenditures
     by segment
    ($ in millions, except        Quarters              Six-month periods
     capital expenditure       ended June 30              ended June 30
     intensity)            2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
    Communications
     segment              267.7    227.4    17.7%    527.1    380.9    38.4%
    Mobility segment       78.4     78.1     0.4%    128.7    132.4   (2.8)%
    -------------------------------------------------------------------------
    TELUS consolidated    346.1    305.5    13.3%    655.8    513.3    27.8%
    -------------------------------------------------------------------------
    Capital expenditure
     intensity(1) (%)      18.6     17.2  1.4 pts     17.9     14.6  3.3 pts
    -------------------------------------------------------------------------

    (1) Capital intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.

    - Communications segment Non-ILEC capital expenditures increased by $9.1 million to $44.1 million in the second quarter of 2004 and increased by $32.8 million to $86.4 million in the first six months of 2004, when compared with the same periods in 2003. The increase in Non-ILEC expenditures was primarily to support the Company's IP strategy and delivery of services to new customers, which included several large contracts over the last year.

        ILEC capital expenditures increased by $31.2 million to $223.6 million in the second quarter of 2004 and increased by $113.5 million to $440.8 million in the first six months of 2004, when compared with the same periods in 2003. The increase was due to significant investments in network infrastructure to improve customer service and network reliability, as well as investments in internal systems and processes, delivery of services to new customers, and the development of new services. In addition, 2003 capital spending for the same periods was constrained by the impact of the Operational Efficiency Program, which temporarily delayed certain projects. High-speed Internet (ADSL) network facilities and systems expenditures increased by $15.3 million to $35.9 million in the second quarter of 2004 and increased by $31.4 million to $72.5 million in the first six months of 2004 to support subscriber growth.

        The Communications segment capital expenditure intensity ratios were approximately 22% in the second quarter and first six months of 2004, compared with 18.4% and 15.5%, respectively, in the same periods in 2003. Cash flow (EBITDA less capital expenditures) decreased by $56.9 million to $230.9 million in the second quarter of 2004, when compared with the same period in 2003. For the first six months of 2004, cash flow decreased by $175.0 million to $445.0 million, when compared with the same period in 2003, because of the increase in capital spending, lower revenues, and to a lesser extent, an increased restructuring charge of $6.8 million. Communication segment capital expenditures for 2004 are now expected to be approximately $950 million.

    - Mobility segment capital expenditures remained steady in the second quarter and decreased by 2.8% for the first six months of 2004 when compared with same periods in 2003. TELUS Mobility continued the enhancement of digital wireless coverage and continued building microwave facilities in the second quarter of 2004 aimed at reducing future leased line transmission costs. Capital spending declined slightly over last year principally as a result of lower infrastructure equipment costs, a stronger Canadian dollar, and the timing of network capital expenditures.

        Capital expenditure intensity for TELUS Mobility decreased to 11.5% in the second quarter of 2004 from 13.8% in the second quarter of 2003, due primarily to significant growth in Network revenues. Similarly, the capital expenditure intensity was 9.8% for the first six months of 2004 as compared to 12.0% last year. Although capital expenditures were generally lower in the first six months of 2004, Mobility still expects to achieve capital expenditure intensity of approximately 13% for the full year, consistent with its original 2004 capital expenditure target of approximately $350 million. As a result of continued strong growth in EBITDA and reduced capital expenditure intensity, Mobility generated a record cash flow of $207.8 million or 30.5% of total revenue in the second quarter and $405.3 million (30.7% of total revenue) for the first six months of 2004 as compared with $123.2 million (21.7% of total revenue) and $247.5 million (22.4% of total revenue), respectively for the same periods last year.

    Consolidated cash flow (EBITDA less capital expenditures) increased by $27.7 million to $438.7 million in the second quarter of 2004, when compared with the same period in 2003, as improved Mobility segment cash flow more than offset decreased Communications segment cash flow. For the first six months of 2004, consolidated cash flow decreased by $17.2 million to $850.3 million due to Communications segment lower revenues and increased capital expenditures, partly offset by increased Mobility segment cash flow. Consolidated capital expenditures for 2004 are expected to be approximately $1.3 billion and funded from internally generated cash flows.


     Cash used by                  Quarters              Six-month periods
     financing activities      ended June 30              ended June 30
    ($ millions)           2004     2003   Change     2004     2003   Change
    -------------------------------------------------------------------------
                           63.2    174.4  (63.8)%     85.4    380.1  (77.5)%
    -------------------------------------------------------------------------

    Cash used by financing activities decreased in the second quarter and six-month periods ended June 30, 2004, when compared with the same period in 2003, as a result of the following:

    - Common Shares and Non-Voting Shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan and from share-based compensation plans were $16.8 million for the second quarter of 2004, compared with proceeds of $21.0 million for the second quarter of 2003 under the same plans. Proceeds received from shares issued from Treasury under the employee share purchase plan, from share-based compensation plans and from warrants were $43.8 million for the first six months of 2004, compared with proceeds of $41.1 million for the same period in 2003 under the employee share purchase plan and share-based compensation plans.

    - Dividends to shareholders - Cash dividends paid to shareholders for the second quarter of 2004 increased by $4.5 million to $48.3 million, when compared with same period in 2003. The increase in cash dividends arose from a larger number of shares outstanding and a lower enrolment in dividend reinvestment plans. The 15-cent quarterly dividend paid per Common Share and Non-Voting Share was unchanged. The approximate enrolment in dividend reinvestment plans was 13% for the dividend paid in April 2004 as compared with 21% in April 2003 and 24% in January 2004. Subsequent to June 30, 2004, the enrolment rate for the dividend paid on July 2, 2004 increased to approximately 19%. Cash dividends paid to shareholders for the first six months of 2004 increased by $2.0 million to $90.6 million, when compared with same period in 2003, primarily due to the larger number of shares outstanding.

    - Payments of $35.8 million were made in the second quarter of 2004 for TELUS Communications Inc. $6.00 Cumulative Preference Shares,
       $4.50 Cumulative Redeemable Preferred Shares, $5.75 Cumulative Redeemable Preferred Shares and $1.21 Cumulative Redeemable Preferred Shares. After June 30, 2004, the Company redeemed the remaining TELUS Communications Inc. Preferred shares for a total of $37.0 million, as follows: on July 15, 2004, TCI $4.75 Cumulative Redeemable Preferred Shares, TCI $4.75 Cumulative Redeemable Preferred Shares (Series 1956) and TCI $5.15 Cumulative Redeemable Preferred Shares; and, by August 3, 2004, TCI $6.00 Cumulative Redeemable Preferred Shares and TCI $4.375 Cumulative Redeemable Preferred Shares.

    - Net debt redeemed or issued (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) - Net debt issues were $7.7 million and $0.8 million, respectively, for the second quarter and first six months of 2004, compared with net debt redemptions of $148.2 million and $330.8 million, respectively, for the same periods in 2003. In the first quarter of 2004, the full outstanding balance of $34.0 million of bank facilities was repaid.

       Debt redemptions expected for the remainder of 2004 include:
       $189.5 million of TELUS Communications Inc. Series A debentures due August 24, 2004, $20 million of TELUS Communications Inc. Medium Term Notes due August 25, 2004 and capital leases.


    Outstanding share data

    The following is a summary of the outstanding shares for each class of equity at June 30, 2004 and at July 26, 2004. In addition, for July 26, 2004, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.


    Class of equity security
                                        Common     Non-Voting     Total
                                        Shares       Shares       Shares
                                     outstanding  outstanding  outstanding
    At June 30, 2004
      Common equity - Common Shares
       outstanding                   192,253,334            -  192,253,334
      Common equity - Non-Voting
       Shares outstanding                      -  162,423,223  162,423,223
                                     -----------  -----------  -----------
                                     192,253,334  162,423,223  354,676,557(1)
                                     -----------  -----------  -----------
    At July 26, 2004
      Common equity - Common Shares
       outstanding                   192,527,713            -  192,527,713
      Common equity - Non-Voting
       Shares outstanding                      -  162,865,395  162,865,395
                                     -----------  -----------  -----------
                                     192,527,713  162,865,395  355,393,108
                                     -----------  -----------  -----------
    Outstanding and issuable
     shares(2) at July 26, 2004
      Common Shares and Non-Voting
       Shares outstanding            192,527,713  162,865,395  355,393,108
      TELUS Corporation convertible
       debentures                              -    3,765,819    3,765,819
      Options(3)                       3,285,114   22,937,011   26,222,125
      Warrants                                 -      677,412      677,412
      Channel stock incentive plan             -      199,125      199,125
                                     -----------  -----------  -----------
                                     195,812,827  190,444,762  386,257,589
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the second quarter of 2004, the number of shares outstanding at June 30, 2004 was 360,083,047.
    (2)  Assuming full conversion and ignoring exercise prices.
    (3) Not reduced by any options that may be forfeited or cancelled during the period July 1, 2004 to July 26, 2004.


Liquidity and capital resource measures
---------------------------------------

                                         June 30,  June 30,         March 31,
    Period ended                            2004      2003  Change      2004
    -------------------------------------------------------------------------

    Components of debt and coverage
     ratios
    -------------------------------
    Net debt(1) ($ millions)             7,223.2   8,054.8  (831.6)  7,297.8
    Total capitalization(2) -
     book value ($ millions)            13,920.2  14,469.5  (549.3) 13,847.7

    EBITDA (excluding restructuring)(3)
     (12-month trailing) ($ millions)    2,976.2   2,698.9   277.3   2,910.5
    Net interest cost(4)
     (12-month trailing) ($ millions)      602.2     673.3   (71.1)    617.3

    Debt ratios
    -----------
    Fixed rate debt as a proportion of
     total indebtedness (%)                 93.4      94.6    (1.2)     95.4
    Average term to maturity of debt
     (years)                                 5.7       6.4    (0.7)      6.0

    Net debt to total capitalization (%)    51.9      55.7    (3.8)     52.7
    Net debt to EBITDA(5)                    2.4       3.0    (0.6)      2.5

    Coverage ratios
    ---------------
    Earnings coverage(6)                     2.0       0.8     1.2       1.9
    EBITDA interest coverage(7)              4.9       4.0     0.9       4.7

    Other measures
    --------------
    Free cash flow(8)
     (three-month $ millions)              229.5      65.5   164.0     443.3
    Free cash flow
     (12-month trailing, $ millions)     1,184.6     378.9   805.7   1,020.6
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term debt plus current maturities of long-term debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to
         U.S. dollar notes. The cross currency foreign exchange hedge liability was $630.6 million at June 30, 2004 (compared with deferred hedge liabilities of $588.2 million at June 30, 2003 and $700.0 million at March 31, 2004). Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset). Under TELUS' new credit facilities, a notional amount related to accounts receivable securitization is no longer added to the numerator of the Leverage Ratio covenant calculation. Consistent with the new credit facility calculation, Net debt for current and prior periods excludes notional accounts receivable securitization amounts.
    (2) Total capitalization is defined as net debt plus Non-controlling interest and Shareholders' equity.
    (3) EBITDA (excluding Restructuring and workforce reduction costs of $35.1 million, $564.1 million and $37.7 million, respectively, for the 12-month periods ended June 30, 2004, June 30, 2003, and March 31, 2004). EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.
    (4) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002.
    (5) Net debt to EBITDA is defined as net debt as at the end of the period divided by 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (6) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (7) EBITDA interest coverage is defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' new credit facilities.
    (8)  See Note 2 of the Financial highlights table.
    -------------------------------------------------------------------------

    The balance of Long-term debt and Current maturities of long-term debt was $6,950.3 million as at June 30, 2004, an increase of $119.4 million from December 31, 2003. This increase in the debt balance included a $115.2 million appreciation in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 3% depreciation of the Canadian dollar during the first half of 2004. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding decrease of $115.2 million being recorded in the Deferred hedging liability.

    While the amount of utilized bank facilities decreased to $nil from $499 million one year earlier, TELUS converted $500 million of debt from a fixed rate to a floating rate basis during the first six months of 2004, reducing the proportion of fixed rate debt. The net debt to total capitalization ratio measured at June 30, 2004 decreased, when compared with one year earlier, as a result of debt repayments and increased retained earnings since the second quarter of 2003. The net debt to EBITDA ratio measured at June 30, 2004 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring). The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes in 2004. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring) and lower net interest costs, including significant interest income.

    Free cash flow measures for the three-month and 12-month periods ended June 30, 2004, increased when compared with one year earlier primarily because of cash tax recoveries, improved EBITDA, lower payments under restructuring programs and lower interest payments, partly offset by increased capital expenditures.

    Credit facilities

    TELUS' credit facilities at June 30, 2004 consisted of:
    - an $800 million (or U.S. Dollar equivalent) revolving credit facility with a four-year term expiring May 7, 2008 ($nil drawn along with $102.6 million in outstanding undrawn letters of credit);
    - a 364-day facility with $800 million (or U.S. Dollar equivalent) in available credit on a revolving basis and which is extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the May 6, 2005 anniversary date ($nil drawn);
    - approximately $74 million in other bank facilities ($nil drawn and approximately $6.4 million in committed and outstanding undrawn letters of credit).

    Additionally, at June 30, 2004, the Company has accepted a fully underwritten commitment for a $500 million (or U.S. Dollar equivalent) unsecured bank credit facility for general corporate purposes. This 364-day credit facility, upon documentation, would be available until the earlier of October 31, 2005, and 364 days after the completion date of the Company's offers to purchase Microcell, should in fact this event occur.

    At June 30, 2004, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' new credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed
    4.0:1 (approximately 2.4 as at June 30, 2004) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 4.9 as at June 30,
    2004) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    Accounts receivable sale

    TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of August 3, 2004. The proceeds of securitized receivables were $150 million at June 30, 2004, as compared with $485 million one year earlier and $300 million at December 31, 2003. Average proceeds from securitization were $212 million for the first six months of 2004, compared with $464 million in the same period in 2003. The Company is required to retain a minimum of $150 million proceeds under this program to keep it active.

    Credit ratings

    With the May 13, 2004 announcement of TELUS' bid for Microcell, the four credit rating agencies covering TELUS issued press releases confirming or placing under review TELUS' investment grade credit ratings. No rating changes have occurred since March 2, 2004.

    - Moody's Investors Services affirmed its 'Baa3' rating for TELUS Corporation with a stable outlook.

    - Fitch Ratings affirmed its 'BBB' ratings with a stable outlook for senior unsecured debt of TELUS Corporation and TELUS Communications Inc.

    - Dominion Bond Rating Service placed TELUS Corporation and TELUS Communications Inc. "Under Review with Developing Implications", indicating that the final rating determination will be made once the final terms of the Microcell transaction are confirmed.

    - Standard & Poor's placed its ratings for TELUS Corporation and TELUS Communications Inc. on CreditWatch with negative implications. S&P stated that the CreditWatch reflected uncertainty with respect to the final terms and conditions of a potential transaction, but that it did not foresee a situation where the ratings would be lowered by more than one notch.

Off-balance sheet arrangements and contractual liabilities
----------------------------------------------------------

    Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first half of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted stock units, and the other series of hedging relationships results in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.

    As at June 30, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S. $35 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

    Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The fair value of the Company's debt at June 30, 2004 was estimated at $8,704 million
    ($8,699 million at December 31, 2003).

    Commitments and contingent liabilities (Note 15 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities. The Company has $79.5 million in outstanding commitments for its restructuring programs as at June 30, 2004. In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at June 30, 2004, was $100 million. The mechanism for disposing of balance of this deferral account, other than as already approved by the CRTC, is currently the subject of a CRTC proceeding, as discussed further in Risks and uncertainties - Regulation.

    The Company announced its intention to make unsolicited offers to purchase for cash all of the publicly traded shares and warrants of Microcell. The total equity value of the transaction is approximately $1.1 billion. The Company has bid for, or is negotiating for, certain sponsorships, including in relation to the 2010 Winter Olympic Games, that encompass material commitments.

    On May 21, 2004, the Canadian Industrial Relations Board declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The Canadian Industrial Relations Board also determined that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized TELUS Mobility counterparts in Alberta and British Columbia, should be included in the bargaining unit represented by the Telecommunications Workers Union. On June 23, 2004, both TELE-MOBILE COMPANY and TELUS Communications Inc. filed applications with the Federal Court of Appeal for a stay and a judicial review of the Canadian Industrial Relations Board Letter Decision 1088. The motion by TCI and TELUS Mobility for a stay was heard on July 19, 2004, and a stay was subsequently denied, while clarifying that the communications ban does not apply to TELUS Mobility. Should the ultimate operational and financial impacts of the outcome of the Federal Court of Appeal process differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at June 30, 2004, the Company has no liability recorded in respect of performance guarantees, and has recorded a liability of $1.5 million (December 31, 2003 - $1.5 million) in respect of financial guarantees. The following table quantifies the maximum undiscounted guarantee amounts as at June 30, 2004, without regard for the likelihood of having to make such payment.


                                Performance         Financial
    ($ millions)              guarantees(1)       guarantees(1)        Total
    -------------------------------------------------------------------------
    2004 (balance of year)             6.7                 3.5          10.2
    2005                               3.8                 3.3           7.1
    2006                               3.3                 2.4           5.7
    2007                               2.6                 1.2           3.8
    2008                               1.9                 0.4           2.3

    (1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications. As at June 30, 2004, the Company has no liability recorded in respect of indemnification obligations.

    A number of claims and lawsuits seeking damages and other relief are pending against the Company. For further discussion, see Risks and uncertainties - Claims and lawsuits.

Revised Guidance for 2004
-------------------------

    Management has revised annual guidance for 2004. The revised guidance excludes any potential impacts of the acquisition of Microcell.

    - Consolidated EBITDA increased by $25 million to reflect improved expectations for TELUS Mobility. Guidance for Communications segment EBITDA remains at $1.925 to $1.975 billion; however, Non-ILEC EBITDA was reduced by $10 million to reflect lower expectations for revenues due to continued market softness and start-up costs associated with implementation of major new contracts.

    - Earnings per share increased by 20 cents to reflect revised expectation for consolidated EBITDA and additional income tax settlements.

    - Communications segment capital expenditures, and consolidated capital expenditures, increased by approximately $75 million due to additional investments planned for improvements to internal systems and processes, delivery services to new customers, and development of new services.

    -  Free cash flow increased by $20 million for the items quantified in
       Note 2 below, while the expectation for Net debt to EBITDA has improved by 0.2 points as a results of higher EBITDA and higher cash balances contributing to a lower net debt.



                             ------------------------------------------------
                                        2004      2004 First            2004
                                     revised         quarter        Original
    Revised guidance summary        guidance        guidance         targets
    -------------------------------------------------------------------------
    Consolidated                                              $7.45 to $7.55
      Revenues                     No change       No change         billion
    -------------------------------------------------------------------------
      EBITDA(1)             $2.975 to $3.075                  $2.95 to $3.05
                                     billion       No change         billion
    -------------------------------------------------------------------------
      Earnings per share
       - basic                $1.30 to $1.50  $1.10 to $1.30  $1.05 to $1.25
    -------------------------------------------------------------------------
      Capital expenditures      Approx. $1.3                  Approx. $1.225
                                     billion       No change         billion
    -------------------------------------------------------------------------
      Free cash flow(2)       $1.15 to $1.25                  $1.13 to $1.23
                                     billion       No change         billion
    -------------------------------------------------------------------------
      Net debt to EBITDA(3)     2.3 times or                    2.5 times or
                                        less       No change            less
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)           No change    $4.7 to $4.8   $4.8 to $4.85
                                                     billion         billion
    -------------------------------------------------------------------------
        Non-ILEC revenue        $525 to $550    $550 to $575    Approx. $610
                                     million         million         million
    -------------------------------------------------------------------------
      EBITDA                       No change       $1.925 to       $1.975 to
                                              $1.975 billion  $2.025 billion
    -------------------------------------------------------------------------
        Non-ILEC EBITDA       $(30) to $(40)  $(20) to $(30)      Approx. $5
                                     million         million         million
    -------------------------------------------------------------------------
      Capital expenditures      Approx. $950                    Approx. $875
                                     million       No change         million
    -------------------------------------------------------------------------
      High-speed Internet net
       additions                   No change       No change          Approx.
                                                                     125,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)    $2.675 to $2.725                   $2.65 to $2.7
                                     billion       No change         billion
    -------------------------------------------------------------------------
      EBITDA                   $1.05 to $1.1   $1.0 to $1.05 $975 million to
                                     billion         billion  $1.025 billion
    -------------------------------------------------------------------------
      Capital expenditures         No change       No change    Approx. $350
                                                                     million
    -------------------------------------------------------------------------
      Wireless subscriber
       net additions               No change       No change      375,000 to
                                                                     425,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization as calculated below. The 2004 target also reflects adoption of CICA Handbook Section 3870 for share-based compensation and other share-based payments. The reconciling items below are Management's best estimates at this time and are not intended to provide guidance for each individual reconciling item.

        ($ millions)                2004 revised range    2004 target range
                                   --------------------  --------------------
        Operating revenues          7,450   to   7,550    7,450   to   7,550
        Less Operations expense     4,445        4,445    4,470        4,470
        Less Restructuring and
         workforce reduction costs     30           30       30           30
                                   -------      -------  -------      -------
        EBITDA                      2,975   to   3,075    2,950   to   3,050

    (2) Defined as EBITDA, adding Restructuring and workforce reduction costs, cash interest received and excess of share compensation expense over share compensation payments, subtracting cash interest paid, cash taxes, capital expenditures, and cash restructuring payments. The definition of free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring payments are anticipated to occur for the foreseeable future, and the level of dividend payments is set after consideration of cash flows before dividends are paid out. The reconciling items below are Management's best estimates at this time and are not intended to provide guidance for each individual reconciling item.

        ($ millions)                2004 revised range    2004 target range
                                   --------------------  --------------------
        EBITDA                      2,975   to   3,075    2,950   to   3,050
        Restructuring and workforce
         reduction costs, net of
         cash payments                (95)         (95)     (85)         (85)
        Excess of share
         compensation expense
         over payments                 30           30       35           35
        Cash interest paid net of
         cash interest received      (615)        (615)    (650)        (650)
        Income taxes received
         (paid) excluding
         investment tax credits
         received                     155          155      105          105
        Capital expenditures
         (capex)                   (1,300)      (1,300)  (1,225)      (1,225)
                                   -------      -------  -------      -------
        Free cash flow              1,150   to   1,250    1,130   to   1,230

    (3) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    -------------------------------------------------------------------------

    5.  Risks and uncertainties

    The following are updates to the risks and uncertainties described in TELUS' 2003 Annual Report and 2004 first quarter Management's discussion and analysis, including filings on SEDAR (www.sedar.com) and filings on EDGAR (www.sec.gov).

    Competition

        Increased competition may adversely affect market shares, volumes and pricing

    In June 2004, Manitoba Telecom Services Inc. completed the purchase an existing national competitor Allstream, affecting the competitive landscape in Canada, particularly for business local, long distance, data, and other services. Allstream will potentially be a better-funded and financially stronger competitor as part of Manitoba Telecom.
    Shaw Cable clarified that it was planning to launch VOIP services in early 2005, delayed from the fall of 2004, and signed agreements with Bell Canada for wholesale network services in B.C. and Alberta. This gives Shaw the potential to offer local and long distance services in Western Canada in addition to entertainment and Internet services already provided.

    Other competitors have already begun to offer VOIP services or have announced plans to offer VOIP services. Increased competition for TELUS' local and long distance services is expected and the degree to which TELUS can expand its own VOIP services will depend on the outcome of the proceedings under Telecom Public Notice CRTC 2004 2 Regulatory framework for voice communication services using Internet protocol discussed below. TELUS continues to test and evaluate broadband entertainment services for potential introduction in the future.

    As a result of CRTC Decisions 2004-34 and 2003-49, TELUS must now provide high speed Internet to businesses and residences whose service is provided by local loops leased from TELUS in its ILEC territories by competitors. Implementing this decision allows TELUS to retain existing Internet accounts and relationships with customers when they choose to move their local service, and permits TELUS to extend Internet offers and promotions to customers that have already moved their local service; however, losses of local service customers in ILEC areas may be accelerated.

    Human resources

        Appeal of CIRB Letter Decision 1004 and Decision 271

    TCI has filed an application with the CIRB for reconsideration of its Letter Decision 1004 and Decision 271 as well as a judicial review application with the Federal Court of Appeal. The judicial review application has been stayed until the CIRB renders its reconsideration decision. Those decisions imposed a communications ban on TCI concerning communications on matters of employment and collective interest to its unionized employees and ordered TCI to offer binding arbitration to the TWU. If TCI is successful in its reconsideration applications before the CIRB in overturning the binding arbitration order, TCI could resume collective bargaining with the TWU.

    No decision with respect to this application has been rendered. There can be no assurances that compensation expense will be as planned, or that reduced productivity or work stoppage disruptions will not occur as a result of or following this pending application.

        CIRB Letter Decision 1088 and Decision 278

    On May 21, 2004, in Letter Decision 1088, the CIRB declared that TELE-MOBILE COMPANY, which operates a national wireless business under the TELUS Mobility trade name, and TCI were a single employer for labour relations purposes and that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, who perform similar work as their unionized Mobility segment counterparts, should be included in the bargaining unit represented by the TWU. An application by TCI and TELUS Mobility for a stay was heard on July 19, 2004 and a stay was subsequently denied, while clarifying that the communications ban does not apply to TELUS Mobility. The judicial review application is scheduled to be heard by the Federal Court of Appeal in early October 2004. If TELUS Mobility and TCI are successful in their appeal to quash the CIRB's decisions, the matter would be referred back to the CIRB for a new hearing. Accordingly, the operational and financial impacts of the ultimate outcome of the appeal process cannot be determined at this time.

    Regulation - wireline operations

        Review and disposition of deferral accounts for the second price cap period - Telecom Public Notice CRTC 2004-1

    On March 24, 2004, the CRTC initiated a public proceeding, inviting proposals for disposing of the amounts accumulated in the incumbent local exchange carriers' (ILECs') deferral accounts during the first two years of the second price cap period (June 2002 through May 2004, except for TELUS Communications (Quebec) Inc., which is August 2002 through July
    2004). The CRTC has already determined that ILECs can recover from their deferral accounts certain mandated reductions in competitor services rates, service improvement plan costs, competitive digital network access discounts, and certain ongoing costs to support local number portability and local competition capital investments. The scope of the proceeding will address the remaining balance of the deferral accounts. Proceedings under this Public Notice are expected to continue through to the autumn 2004 and the Company anticipates that the CRTC will make its determination on this proceeding prior to the end of 2004. TELUS is participating in these proceedings.

        Regulatory framework for voice communication services using Internet protocol - Telecom Public Notice CRTC 2004-2

    In April 2004, the CRTC initiated a public proceeding and expressed its preliminary views regarding regulatory requirements for the provision of voice communication services using Internet protocol, also known as VOIP. Comments on the CRTC's preliminary views and related matters were filed by June 18, 2004, followed by an interrogatory process and a public consultation on September 21-22, 2004. This proceeding is expected to conclude on October 13, 2004 with the filing of reply comments. TELUS is participating in this process to present its view that the public policy environment must allow TELUS to take advantage of the full potential of VOIP.

    The CRTC's preliminary views appeared to divide VOIP service providers into two groups: ILECs who would be regulated in a manner similar to existing local service regulation; and others, including cable-TV companies, who would not be subject to price regulation. Non-regulated companies, including foreign competitors, would be able to use TELUS' IP network, while TELUS would be constrained from utilizing its own IP network to the fullest.

    Under the proposed rules, TELUS would face price regulation for VOIP in its ILEC territories in British Columbia, Alberta and Eastern Quebec, but not in the rest of Canada. TELUS already provides VOIP services in its Non-ILEC business market in Quebec and Ontario and expects to launch business VOIP services in its ILEC territories, subject to regulatory approval.

        Interconnection ruling - CRTC Decision 2004-46

    In July 2004, the CRTC modified aspects of the regulatory framework for the interconnection of local exchange carriers and introduces incremental changes to the local network interconnection regime established by the Commission in 1997. Three key respects of the changes are:

    - Competitive local exchange carriers ("CLECs") can now interconnect with an ILEC at a single point of interconnection in a given local interconnection region. The so-called local interconnection region will be based on geographic boundaries such as a county or municipality. Prior to this ruling, CLECs were required to establish a point of interconnection in each exchange in which they offered local service.

    - CLECs can now terminate long distance traffic to the ILEC at the point of interconnection, via the same trunks used to exchange local traffic. Prior to this ruling, only local traffic that both originated and terminated within a given local exchange could be exchanged by a CLEC, with the ILEC, and terminating toll traffic had to be routed over separate trunks.

    - Bill-and-keep compensation arrangements (with "mutual compensation" rates applicable, in instances of traffic imbalance) continue to apply to traffic exchanged between a CLEC and an ILEC at the point of interconnection. However, as a result of this ruling, terminating toll traffic can now be exchanged on a bill-and-keep basis between a CLEC and the ILEC, at the point of interconnection, in a given local interconnection region, with imbalance payments where applicable.

    The decision allows TELUS to file revised cost studies for new interconnection rates. The in-region financial impact of changes to the interconnection regime will ultimately depend on the traffic volumes under the new arrangements and the interconnection rates ultimately approved by the Commission. A benefit of the decision is that it will facilitate network deployment out-of-region for TELUS by allowing more efficient interconnection arrangements.

    Claims and lawsuits

        General

    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items following.

        Pay equity

    On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. In 2004, the Canadian Human Rights Commission appointed a conciliator to attempt to bring about a settlement of the complaint. If the conciliator is unable to settle the complaint, the Canadian Human Rights Commission may refer the matter to the Canadian Human Rights Tribunal for a formal hearing. The timing of the resolution of this matter is not practicably determinable, but resolution is not imminently expected. Should the ultimate resolution of the pay equity complaint differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

        TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan:

    TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: In January 2002, the Company became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. An application for an order striking out the actions as representative or class actions was dismissed on December 17, 2003. The Company believes that it has good defences to the actions. Should the ultimate resolution of these actions differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    Microcell acquisition-related risks factors

        Approvals under the Competition Act (Canada) and by Industry Canada

    TELUS' offers to purchase Microcell are subject to the satisfaction of a number of conditions, including required approvals from the Competition Bureau and Industry Canada. Competition Bureau has characterized TELUS' offers for Microcell as "very complex", which necessitates substantial assessments and a greater volume of work by the Competition Bureau. There can be no assurance that the Commissioner of Competition will issue a "no action" letter, or that Industry Canada will grant relief from spectrum cap limitations.

        Realization of tax, capital and operating synergies

    There can be no assurance that the bid will be completed and that future savings in taxes, capital expenditures and operations expected by management in connection with the outstanding Microcell acquisition bid will materialize as planned. Certain Microcell systems and processes would require integration with existing operations, and these integration activities could distract the organization and negatively impact customer service levels. There can be no assurance that the Company will be successful in migrating subscribers and that subscriber churn rates will be as expected.

        Achievement of long-term leverage targets

    The Company believes it has sufficient internally generated cash flow from operations and access to external resources to fund capital expenditures, make payments under restructuring programs, make planned 2004 debt repayments, pay dividends, and complete the purchase of Microcell. TELUS has already achieved its 2004 leverage target of
    2.5 times or less for Net Debt to EBITDA. The all-cash nature of TELUS' bid for Microcell, combined with Microcell's net debt position that would be assumed if the acquisition bid were successful, would temporarily reverse the trend of decreasing leverage. There can be no assurance that future financial market conditions will be favourable, that TELUS will be able to de-leverage as fast as desired, that debt ratings will remain at current levels, or that TELUS will be successful in executing its financing plans at rates, terms and conditions that are reasonable.


TELUS Corporation


    consolidated statements of income

                                       Three months           Six months
    Periods ended June 30
     (unaudited) (millions)          2004       2003       2004       2003
    -------------------------------------------------------------------------
                                            (restated )            (restated)

    OPERATING REVENUES            $ 1,865.6  $ 1,773.3  $ 3,669.4  $ 3,514.2
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                    1,080.1    1,053.5    2,146.7    2,123.6
      Restructuring and workforce
       reduction costs                  0.7        3.3       16.6        9.8
      Depreciation                    320.7      322.0      642.4      640.6
      Amortization of intangible
       assets                          86.9       88.1      175.6      180.6
    -------------------------------------------------------------------------
                                    1,488.4    1,466.9    2,981.3    2,954.6
    -------------------------------------------------------------------------
    OPERATING INCOME                  377.2      306.4      688.1      559.6
      Other expense, net                2.0        6.6        3.2       12.2
      Financing costs                 156.9      172.0      301.9      336.3
    -------------------------------------------------------------------------
    INCOME BEFORE INCOME TAXES AND
     NON-CONTROLLING INTEREST         218.3      127.8      383.0      211.1
       Income taxes                    44.9       53.8      107.5       46.9
       Non-controlling interest         1.1        1.0        1.9        1.7
    -------------------------------------------------------------------------
    NET INCOME                        172.3       73.0      273.6      162.5
      Preference and preferred
       share dividends                  0.8        0.8        1.7        1.7
    -------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING
     SHARE INCOME                 $   171.5  $    72.2  $   271.9  $   160.8
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE AND
     NON-VOTING SHARE ($)
      - Basic                          0.48       0.21       0.76       0.46
      - Diluted                        0.48       0.21       0.76       0.46
    DIVIDENDS DECLARED PER COMMON
     SHARE AND NON-VOTING SHARE ($)    0.15       0.15       0.30       0.30
    TOTAL WEIGHTED AVERAGE COMMON
     SHARES AND NON-VOTING SHARES
     OUTSTANDING (millions)
      - Basic                         354.3      348.6      353.7      347.7
      - Diluted                       360.1      350.8      356.0      349.4



    TELUS Corporation


    consolidated balance sheets
    -------------------------------------------------------------------------
                                                        As at       As at
                                                       June 30,  December 31,
    (unaudited) (millions)                               2004        2003
    -------------------------------------------------------------------------
                                                                   (restated)
    ASSETS
    Current Assets
      Cash and temporary investments, net            $    357.7   $      6.2
      Accounts receivable                                 800.2        723.8
      Income and other taxes receivable                    94.9        187.4
      Inventories                                          96.7        123.5
      Prepaid expenses and other                          262.0        172.4
      Current portion of future income taxes              324.7        304.0
    -------------------------------------------------------------------------
                                                        1,936.2      1,517.3
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other              7,674.8      7,764.3
      Intangible assets subject to amortization           762.9        844.7
      Intangible assets with indefinite lives           2,954.6      2,954.6
    -------------------------------------------------------------------------
                                                       11,392.3     11,563.6
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                    689.5        610.7
      Future income taxes                                 411.7        626.0
      Investments                                          41.9         41.9
      Goodwill                                          3,117.7      3,118.0
    -------------------------------------------------------------------------
                                                        4,260.8      4,396.6
    -------------------------------------------------------------------------
                                                     $ 17,589.3   $ 17,477.5
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued liabilities       $  1,224.2   $  1,294.5
      Restructuring and workforce reduction
       accounts payable and accrued liabilities            79.5        141.0
      Dividends payable                                    54.0         53.5
      Preference and preferred shares and accrual
       for redemption thereof                              37.0            -
      Advance billings and customer deposits              467.8        445.0
      Current maturities of long-term debt                213.8        221.1
    -------------------------------------------------------------------------
                                                        2,076.3      2,155.1
    -------------------------------------------------------------------------
    Long-Term Debt                                      6,736.5      6,609.8
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                         1,076.3      1,173.7
    -------------------------------------------------------------------------
    Future Income Taxes                                 1,003.2      1,007.0
    -------------------------------------------------------------------------
    Non-Controlling Interest                               10.5         10.7
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures conversion option              8.8          8.8
      Preference and preferred shares                         -         69.7
      Common equity                                     6,677.7      6,442.7
    -------------------------------------------------------------------------
                                                        6,686.5      6,521.2
    -------------------------------------------------------------------------
                                                     $ 17,589.3   $ 17,477.5
    -------------------------------------------------------------------------



    TELUS Corporation


    consolidated statements of cash flows

                                         Three months         Six months
    Periods ended June 30
     (unaudited) (millions)             2004      2003      2004      2003
    -------------------------------------------------------------------------
                                               (restated)          (restated)
    OPERATING ACTIVITIES
    Net income                        $  172.3  $   73.0  $  273.6  $  162.5
    Adjustments to reconcile net
     income to cash provided by
     operating activities:
      Depreciation and amortization      407.6     410.1     818.0     821.2
      Future income taxes                 98.7      59.3     190.5     253.2
      Share-based compensation             5.9         -      10.6         -
      Net employee defined benefit
       plans expense                       4.9      13.2       9.8      26.3
      Employer contributions to
       employee defined benefit plans    (57.9)    (18.0)    (86.5)    (36.0)
      Restructuring and workforce
       reduction costs, net of cash
       payments                           (9.0)    (44.3)    (61.5)   (191.7)
      Other, net                          11.5      28.0      17.6      34.9
      Net change in non-cash working
       capital                          (145.0)    (51.7)    (95.0)   (196.1)
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                          489.0     469.6   1,077.1     874.3
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures                (346.1)   (305.5)   (655.8)   (513.3)
    Proceeds from the sale of property
     and other assets                      4.3      19.0      16.4      38.3
    Other                                  0.2       0.5      (0.8)      6.4
    -------------------------------------------------------------------------
    Cash used by investing activities   (341.6)   (286.0)   (640.2)   (468.6)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and Non-Voting
     Shares issued                        16.8      21.0      43.8      41.1
    Dividends to shareholders            (48.3)    (43.8)    (90.6)    (88.6)
    Payment for redemption of
     preference and preferred shares     (35.8)        -     (35.8)        -
    Long-term debt issued                 10.5     291.9      37.8     309.4
    Redemptions and repayment of
     long-term debt                       (2.8)   (440.1)    (37.0)   (640.2)
    Other                                 (3.6)     (3.4)     (3.6)     (1.8)
    -------------------------------------------------------------------------
    Cash used by financing activities    (63.2)   (174.4)    (85.4)   (380.1)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase in cash and temporary
     investments, net                     84.2       9.2     351.5      25.6
    Cash and temporary investments,
     net, beginning of period            273.5       7.4       6.2      (9.0)
    -------------------------------------------------------------------------
    Cash and temporary investments,
     net, end of period               $  357.7  $   16.6  $  357.7  $   16.6
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE OF
     CASH FLOWS
    Interest paid                     $  293.8  $  298.8  $  316.6  $  334.8
    -------------------------------------------------------------------------
    Interest received                 $    7.0  $    0.3  $   21.2  $    1.3
    -------------------------------------------------------------------------
    Income taxes (inclusive of
     Investment Tax Credits
     received (paid)                  $   81.0  $  (2.7)  $  185.6  $   (3.3)
    -------------------------------------------------------------------------



    TELUS Corporation


    Segmented Information

    Three-month periods
     ended June 30                 Communications             Mobility
     (millions)                   2004        2003        2004        2003
    -------------------------------------------------------------------------
    External revenue           $ 1,189.0   $ 1,209.2   $   676.6   $   564.1
    Inter-segment revenue           22.1        23.4         5.6         3.9
    -------------------------------------------------------------------------
    Total operating revenue      1,211.1     1,232.6       682.2       568.0
    Operations expense             711.8       714.1       396.0       366.7
    Restructuring and work-force
     reduction costs                 0.7         3.3           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $   498.6   $   515.2   $   286.2   $   201.3
    -------------------------------------------------------------------------
    CAPEX(2)                   $   267.7   $   227.4   $    78.4   $    78.1
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   230.9   $   287.8   $   207.8   $   123.2
    -------------------------------------------------------------------------

    Three-month periods
     ended June 30                  Eliminations            Consolidated
     (millions)                   2004        2003        2004        2003
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 1,865.6   $ 1,773.3
    Inter-segment revenue          (27.7)      (27.3)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (27.7)      (27.3)    1,865.6     1,773.3
    Operations expense             (27.7)      (27.3)    1,080.1     1,053.5
    Restructuring and work-force
     reduction costs                   -           -         0.7         3.3
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $   784.8   $   716.5
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   346.1   $   305.5
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $   438.7   $   411.0
    -------------------------------------------------------------------------

    Six-month periods
     ended June 30                 Communications             Mobility
     (millions)                   2004        2003        2004        2003
    -------------------------------------------------------------------------
    External revenue           $ 2,360.1   $ 2,417.7   $ 1,309.3   $ 1,096.5
    Inter-segment revenue           47.1        46.8        10.2         7.6
    -------------------------------------------------------------------------
    Total operating revenue      2,407.2     2,464.5     1,319.5     1,104.1
    Operations expense           1,418.5     1,453.8       785.5       724.2
    Restructuring and work-force
     reduction costs                16.6         9.8           -           -
    -------------------------------------------------------------------------
    EBITDA(1)                  $   972.1   $ 1,000.9   $   534.0   $   379.9
    -------------------------------------------------------------------------
    CAPEX(2)                   $   527.1   $   380.9   $   128.7   $   132.4
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   445.0   $   620.0   $   405.3   $   247.5
    -------------------------------------------------------------------------

    Six-month periods
     ended June 30                  Eliminations            Consolidated
     (millions)                   2004        2003        2004        2003
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 3,669.4   $ 3,514.2
    Inter-segment revenue          (57.3)      (54.4)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (57.3)      (54.4)    3,669.4     3,514.2
    Operations expense             (57.3)      (54.4)    2,146.7     2,123.6
    Restructuring and work-force
     reduction costs                   -           -        16.6         9.8
    -------------------------------------------------------------------------
    EBITDA(1)                  $       -   $       -   $ 1,506.1   $ 1,380.8
    -------------------------------------------------------------------------
    CAPEX(2)                   $       -   $       -   $   655.8   $   513.3
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $   850.3   $   867.5
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2) Total capital expenditures ("CAPEX").




 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2004
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary